FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 23, 2003

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

  [    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FORBES MEDI-TECH INC.

Suite 200, 750 West Pender Street

Vancouver, BC

V6C 2T8

     Telephone: (604) 689-5899

Fax: (604) 689-7641

Website: www.forbesmedi.com

RENEWAL ANNUAL INFORMATION FORM

May 20, 2003

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TABLE OF CONTENTS

ITEM 1 INCORPORATION	1
ORGANIZATIONAL STRUCTURE	1
ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS	2
CURRENT FOCUS	2
ORIGINS AND DEVELOPMENT OF THE BUSINESS	3
2002: A YEAR OF CHANGE	3
PRESCRIPTION PHARMACEUTICALS	4
FM-VP4	4
NUTRACEUTICALS	4
Reducol(tm)	5
Non-Branded Sterols	5
Regulatory Issues	6
Non-phytosterol-based products	6
Manufacturing	6
PHARMACEUTICAL STEROIDS	6
PRINCIPAL CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS DURING THE PAST THREE
FISCAL YEARS	7
Fiscal Year Ended July 31, 2000	7
Fiscal Year Ended July 31, 2001	7
Five-Months Ended December 31, 2001	7
Fiscal Year Ended December 31, 2002	8
Subsequent to the Fiscal Year Ended December 31, 2002	9
TRENDS AND UNCERTAINTIES	9
ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS	10
THE COMPANY , ITS CORE TECHNOLOGY AND MARKET AREAS	10
THE COMPANY 'S PHARMACEUTICAL AND NUTRACEUTICAL PRODUCTS: THE FIGHT AGAINST
"BAD" CHOLESTEROL AND CARDIOVASCULAR DISEASE	10
PRESCRIPTION PHARMACEUTICALS	11
FM-VP4	11
VPx Library of Compounds	13
FM-VP4 related Research	13
Competition	14
NUTRACEUTICALS	14
ReducolTM and Phytosterols	15
Phytosterol and Other Revenue	15
Re-Acquisition Of Rights To Reducol	16
Commercial Production of Reducol(tm) and Phytosterols	16
Dietary Supplements	17
Functional Foods	18
Competition	18
Marketing Activities	19
TECHNOLOGY LICENSES G RANTED TO THE COMPANY	19
RESEARCH AND DEVELOPMENT	20

ii

GOVERNMENT REGULATION	21
Pharmaceuticals	21
Nutraceuticals	21
INTELLECTUAL PROPERTY	23
Patent Portfolio: Owned by or Exclusively Licensed to Forbes Medi-Tech	23
LEGAL MATTERS	28
FACILITIES	28
EMPLOYEES	28
ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION	28
FINANCIAL DATA FOR THE LAST FIVE FINANCIAL YEARS	28
ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS	29

ITEM 6 MARKET FOR SECURITIES	39

ITEM 7 DIRECTORS AND OFFICERS	39
DIRECTORS AND EXECUTIVE OFFICERS	41
MEMBERS OF THE MEDICAL & SCIENTIFIC ADVISORY BOARD	44
MEMBERS OF THE FUNCTIONAL FOOD AND NUTRACEUTICALS ADVISORY BOARD	45
CONFLICTS OF INTEREST	46
ITEM 8 ADDITIONAL INFORMATION	46

ITEM 9 FORWARD-LOOKING STATEMENTS AND RISK FACTORS	47

ITEM 1 INCORPORATION

Forbes Medi-Tech Inc. (the "Company" or "Forbes") was incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd. In 1992, the Company changed its focus from mining exploration to pharmaceutical research and development and, accordingly, changed its name to "Forbes Medi-Tech Inc." on July 8, 1992. The Company was continued under the Canada Business Corporation Act on April 11, 2001 and the Company's previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws.

The Company's Articles currently authorize the Company to issue 200,000,000 common shares and 50,000,000 preferred shares. At the Company's next Annual General Meeting scheduled for May 29, 2003, shareholder approval is being sought to increase the Company's authorized capital from 200,000,000 common shares and 50,000,000 preferred shares to an unlimited number of common shares and preferred shares.

The Company's head office, as well as its registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8. The telephone number of the registered office is (604) 689 - 5899.

ORGANIZATIONAL STRUCTURE

Subsidiaries The Company has three wholly-owned subsidiaries as follows:

  Forbes Medi-Tech (USA) Inc. ("Forbes USA") was incorporated under the laws of the state of Delaware on December 8, 2000 and holds, directly and indirectly, the Company's 50% interest in the Phyto-Source LP, a Texas Limited Partnership.
  Forbes Medi-Tech Capital Inc. ("Forbes Capital") was incorporated pursuant to the provisions of the Company Act (British Columbia) on July 22, 1999. This subsidiary invests funds on behalf of the Company.

  Forbes Research & Manufacturing Inc. ("Forbes Research") was incorporated pursuant to the provisions of the Canada Business Corporations Act on December 1, 1998. Forbes Research was formed to operate the Company's pilot manufacturing process development plant for phytosterol products in Amqui, Quebec. The Company sold the Amqui Plant in August 2002 for staged payments of $1.6 million. The Company's phystosterol products are currently manufactured by Phyto-Source LP (see "Associates" below).

Associates The Company also has interests in a Texas limited liability company and a Texas limited partnership as follows:

  Phyto-Venture, LLC (the "LLC") was incorporated as a limited liability company under the laws of the State of Texas on December 14, 2000. Forbes USA and Chusei each owns 50% of the LLC.
  Phyto-Source LP ("Phyto-Source") was established as a limited partnership under the laws of the State of Texas on July 17, 2001. The LLC is the general partner of Phyto-Source and holds a 1% partnership interest in Phyto-Source. Chusei and Forbes USA each hold a 49.5% limited partnership interest in Phyto-Source.

The current organizational structure of the Company and its subsidiaries and associates is illustrated as follows. Percentages shown are the percentage ownership interest of the Company in the relevant entity. Solid lines indicate a 100% interest; dotted lines indicate an interest less than 100%.

Unless otherwise stated, all dollar amounts referred to in this Annual Information Form are in Canadian dollars.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

CURRENT FOCUS

Forbes is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical products, functional foods and dietary supplements. Plant sterols, also referred to as phytosterols, are lipid-like compounds found in and derived from plants and have a similar molecular structure to cholesterol.

Forbes' main products under development or commercialization include its cholesterol-lowering pharmaceutical product candidate, FM-VP4, which represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors.  Other products under development or commercialization include phytosterol food additives and dietary supplements. Forbes' current research activities are primarily focused on cholesterol-lowering and cardiovascular health benefits.

ORIGINS AND DEVELOPMENT OF THE BUSINESS

In 1995, the Company originally acquired two licenses of technology from the University of British Columbia ("UBC") which technology resulted from research directed at increasing the commercial value of the forest industry in British Columbia. UBC developed extraction technology capable of deriving phytosterols as potential cholesterol-lowering agents from tall oil soap, a by-product of the pulp and paper industry. In addition, UBC developed fermentation technology capable of converting phytosterols to the pharmaceutical steroid intermediates androstenedione ("AD") and androstadienedione ("ADD"). These technologies formed the basis of the Company's initial research and product development efforts. See Item 3 - Narrative Description of the Business - Technology Licenses Granted to the Company.

Since acquiring these licenses, Forbes has conducted research initially improving the original licensed technology, and later, developing and acquiring new technologies in the areas of plant sterols, tall oil soap and tall oil pitch. Based on such technologies, the Company pursued commercial opportunities in three distinct markets: Nutraceuticals, Pharmaceutical Steroids, and Prescription Pharmaceuticals.

2002: A YEAR OF CHANGE

The year 2002 brought significant changes to Forbes. In particular, the Company changed its management, focus, partnerships and operations.

In 2002, Charles Butt, the President and a director of the Company, was also appointed to the position of Chief Executive Officer. The former Chief Executive Officer, Tazdin Esmail, remains the Chairman of the Board of Directors of, and a consultant to, the Company. During the year, a number of other senior management changes took place as well. See Item 7 - Directors and Officers.

Following Mr. Butt's appointment as Chief Executive Officer, the Company began to restructure its strategic focus from a diversified health sciences company to a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. The Company also resolved to streamline its operations consistent not only with its change in focus but also due to challenging economic conditions, particularly for additional equity financing. While the Company's scientific platform remains based on core sterol technology, its shift to a biopharmaceutical focus established the foundation for the Company's strategic decisions to divest itself of both its dedicated laboratory facilities (see Item 2 - General Development of the Business - Principal Capital Expenditures, Acquisitions and Dispositions During the Past Three Fiscal Years - Fiscal Year Ended December 31, 2002) and its Pharmaceutical Steroids technology (see Item 2 - General Development of the Business - Principal Capital Expenditures, Acquisitions and Dispositions During the Past Three Fiscal Years - Subsequent to the Fiscal Year Ended December 31, 2002). Accordingly, the Company is currently pursuing commercial opportunities in two distinct markets, Prescription Pharmaceutials and Nutraceuticals, instead of its previous three, which included Pharmaceutical Steroids, and is continuing to conduct its research programs through selected universities and contract research organizations. The change in focus has provided the Company with an annualized savings of over $850,000 while enhancing the Company's relationship with key academic centers in both North America and internationally, and has also resulted in the disposition of the Pharmaceutical Steroids Technology for staged payments totaling US $1.9 million (see Item 2 - General Development of the Business - Principal Capital Expenditures, Acquisitions and Dispositions During the Past Three Fiscal Years - Subsequent to the Fiscal Year Ended December 31, 2002).

PRESCRIPTION PHARMACEUTICALS

High total blood cholesterol represents a significant health risk and cholesterol-lowering drugs have become the world's top-selling medicine. According to the American Heart Association, more than 100 million people in the United States alone have total cholesterol levels which are considered high or borderline-high. Forbes' pharmaceutic al development program is targeting this US$21 billion+ market opportunity, projected to grow to US$30 billion by 2007 (Datamonitor 2002), through the development of its novel cholesterol-lowering prescription pharmaceutical candidate, FM-VP4. The Company is also planning to expand its pharmaceutical development pipeline through development of its VPx Library of Compounds. (See "VPx Library of Compounds" below)

FM-VP4

In 2000, the Company was in early stage development of this new pharmaceutical compound. FM-VP4 is an amphipathic (water and lipid-soluble) analogue of phytostanols which has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. Initial batches of FM-VP4 have been manufactured at pilot scale and released for use in research and development and clinical trials. Patent applications have been filed for the compounds, formulations, and indications of FM-VP4 and the VPx Library of Compounds with both the US patent office and other international jurisdictions.

The safety and effectiveness of FM-VP4 are currently being investigated in a Phase II human trial at the Academic Medical Center (AMC) in Amsterdam, one of the world's leading centers for the management and research of dyslipidaemia. This Phase II study immediately followed the Phase I trial conducted at AMC in 2002, which showed that FM-VP4 has an excellent safety profile.

Based upon information gathered from pre-clinical studies and the recent Phase I safety data, the Company has initiated a pharmaceutical partnership strategy to further the development of FM-VP4. In addition, following the Phase II trial, expected to complete in late 2003, the Company plans to initiate a US FDA Investigational New Drug application.

VPx Library of Compounds

The VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting several different segments of the health care market. These compounds may have additional benefits such as lowering of triglyceride levels, increase HDL (good cholesterol) levels, and anti-obesity, anti-diabetic, and anti-inflammatory indications. The exploration of different indications provides the Company not only with a foundation for further research but also the potential to enter into new segments of the health market. Each of these health care market segments is both substantial in size and shows a need for the development of new and better products. The Company intends to pursue some or all of these benefits and indications as soon as appropriate resources are available, including additional financing.

NUTRACEUTICALS

Nutraceuticals can be generally described as ingredients extracted from natural sources which are incorporated into food or into tablets, capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease. The primary nutraceutical markets being targeted by Forbes are functional foods and dietary supplements.

Functional foods can be defined as conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Common examples include orange juice fortified with calcium or eggs fortified with Omega-3 fatty acids. A dietary supplement, on the other hand, can generally be described as a product taken by mouth that contains a "dietary ingredient" intended to supplement the diet, but which is not a conventional food. While the U.S. Food and Drug Administration ("FDA") regulates dietary supplements in a special category under the general umbrella of foods and not drugs, typically dietary supplements are found in dosage forms such as tablets, capsules, softgels, gelcaps, liquids, or powders.

The Nutritional Business Journal, 2002 (NBJ) estimates the current annual global nutritional market at US$150 billion. According to NBJ, the 2001 US nutrition industry alone represented US$53 billion with functional foods constituting US$18.6 billion and dietary supplements accounting for US$17.5 billion.

Reducol(tm)

The Company originally developed Phytrol(tm), a cholesterol-lowering ingredient, for use in functional foods and dietary supplements and over-the-counter products. The Company believes that cholesterol-lowering nutraceutical products will prove attractive not only to people with high total cholesterol levels, but also to a large population of consumers concerned about their overall health regardless of their cholesterol levels, since these kind of products may have value in the prevention and risk reduction of cardiovascular disease.

Phytrol(tm) was initially licensed to Novartis Consumer Health SA ("Novartis"), a subsidiary of Novartis AG, in 1999, pursuant to an exclusive master license and strategic alliance agreement (the "MLA"). Novartis consumer branded Phytrol(tm) as Reducol(tm), and entered into several sub-licenses for the product, including with Pharmavite LLC and Twin Lab Corporation in the United States, both of which companies have incorporated Reducol(tm) into a dietary supplement sold in the United States. Novartis, through third parties, also carried out some test market launches of products containing Reducol(tm). However, in 2002, Novartis announced its intent to divest its health and functional food business in order to focus on its core pharmaceutical and healthcare business. Prior to this announcement, the Company had already approached Novartis with a view to re-gaining the Company's rights to Reducol(tm). This acquisition was settled in June, 2002, with the Company and Novartis entering into an agreement (the "Assignment Agreement") for the acquisition of rights to Reducol(tm) by the Company from Novartis. See Item 3 -Narrative Description of the Business - Nutraceuticals - Acquisition of Rights to Reducol(tm).

As a result of the Assignment Agreement, the Company assumed Novartis' sub-licenses with Pharmavite and Twinlab, and has since extended its licence with Pharmavite. Over the last year, the Company's ability to sell Reducol(tm) and non-branded sterols directly to both food manufacturers and dietary supplement makers has brought sales agreements totaling, over a two year period based on customer forecasts of supply requirements, up to US$26 million to Forbes and its manufacturing joint venture, Phyto-Source LP. See Item 3 - Narrative Description of the Business - Nutraceuticals - Commercial Production of Reducol(tm) and Phytosterols.

Non-Branded Sterols

In addition to Reducol(tm), Forbes has also developed a product line of cholesterol-lowering non-branded phytosterols derived from by-products of the pulping industry, the sterol/stanol and other ingredient combination of which may be varied to suit customer's needs. These "Phyto-S-Sterols" (formerly "Forbes Wood Sterols") are primarily produced and sold through the Phyto-Source LP (see Item 3 - Narrative Description of the Business - Nutraceuticals - Commercial Production of Reducol(tm) and Phytosterols).

Regulatory Issues

The sale of Reducol(tm) and non-branded sterols and their incorporation into foods and dietary supplements is regulated in most countries. In 2000, the FDA cleared a Gene rally Recognized As Safe ("GRAS") notification regarding Phytrol(tm) / Reducol(tm), allowing Reducol(tm) to be sold in the U.S. in food products. Similarly, since 2000, Reducol(tm) has been able to be sold in dietary supplements in the U.S. under the Dietary Supplement Health Education Act of 1994. However, until recently, health claims were not permitted to be made in the U.S. in connection with Reducol(tm) either as a food ingredient or as a dietary supplement, as such health claims require specific FDA authorization (although certain "structure / function" claims can be made for dietary supplements - see Item 3 - Narrative Description of the Business - Government Regulation - Nutraceuticals). In February of 2003, the Company announced that it had received a letter from the FDA which will allow the use of the phytosterol heart-health claim previously approved by the FDA to be applied to Forbes' range of phytosterol products, including Reducol(tm), pending the FDA's final ruling which is still under consideration. The FDA's action provided an immediate opportunity for the food industry to include statements about the heart health benefits of Forbes' cholesterol-lowering phytosterol ingredients in a variety of food products and dietary supplements. For a further discussion of these and other regulatory matters, see Item 3 - Narrative Description of the Business - Government Regulation.

Non-phytosterol -based products

The Company is presently exploring other potential products derived from nature that have health benefits and which can be sold in the growing nutraceutical market.

Manufacturing

In 1998, the Company acquired a pilot plant manufacturing facility in Amqui, Quebec, for the upscaling and pilot plant production of Reducol(tm). During 2001, Forbes and Chusei (USA) Inc. formed Phyto-Source LP, to construct and operate a dedicated phytosterol manufacturing facility in Pasadena, Texas. Forbes and Chusei each have a 50% interest in Phyto-Source. Phyto-Source LP currently operates the world's largest wood phytosterol manufacturing plant. This state of the art facility is in its first year of operations, and to date, Forbes and Phyto-Source have been able to secure supply agreements for up to 80% of the plant's annual production capacity of 1,000 metric tonnes. This capacity is capable of expansion as demand for production continues to grow, and can be doubled or tripled in a reasonable period of time.

As a result of having commissioned the Phyto-Source manufacturing facility, in 2002 the Company sold its Amqui pilot plant facility in Quebec for staged payments totaling $1.6 million. See Item 2 - General Development of the Business - Principal Capital Expenditures, Acquisitions and Dispositions During the Past Three Fiscal Years - Fiscal Year Ended December 31, 2002.

PHARMACEUTICAL STEROIDS

Over the years, the Company had been developing certain technology that may allow it to become an independent supplier of the steroid intermediates androstenedione (AD) and androstadienedione (ADD). However, in 2002, the Company announced its plan to divest its AD and ADD technologies as part of the Company's change in focus (see "2002: A Year of Change" above). In 2003, the Company announced that these process technologies have been sold for staged payments totaling US$1.9 million. See Item 2 -General Development of the Business - Principal Capital Expenditures, Acquisitions and Dispositions During the Past Three Fiscal Years - Subsequent to the Fiscal Year Ended December 31, 2002.

PRINCIPAL CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS DURING THE PAST THREE FISCAL YEARS

The Company's principal capital expenditures, acquisitions and dispositions, and certain important events, in the Company's development during the fiscal year ended December 31, 2002, the five month transition period ended December 31, 2001, and the fiscal years ended July 31, 2001 and July 31, 2000 were as follows:

Fiscal Year Ended July 31, 2000

  During the year ended July 31, 2000, the Company spent approximately $1.2 million on improvements to its Amqui plant and equipment. The Company had acquired the plant in 1998.

Fiscal Year Ended July 31, 2001

  The Company entered into a manufacturing agreement with Fermic, S.A. de C.V. ("Fermic") for the commercial production of AD and ADD. Forbes is required to supply the necessary raw materials and pay prescribed monthly tolling fees based on the usage of Fermic's fermentation capacity. Pursuant to the agreement, Forbes agreed to provide financing for additional auxiliary equipment required for the production of AD and ADD at Fermic's facilities ("Auxiliary Equipment Financing"). During the year ended July 31, 2001, the Company spent approximately $0.4 million on auxiliary equipment under this commitment.
  The Company spent $2.9 million on fixed assets and leasehold improvements in establishing new laboratory facilities at UBC.
  The Company acquired technology related to the extraction of phytosterols from pitch from B.C. Chemicals Ltd. and Canadian Forest Products Ltd., for $2.5 million payable in cash and $1 million in the form of a convertible debenture, due December 19, 2003, convertible into the Company's common shares at $6.18 per share. This technology was subsequently licensed on a semi-exclusive basis to Phyto-Source LP as part of its formation.
  In January 2001, the Company and Chusei (U.S.A.) Inc. ("Chusei") entered into a Formation and Contribution Agreement. On July 17, 2001, the parties formally entered into a 50-50 joint venture and formed Phyto-Source LP, for the purposes of constructing and operating a dedicated phytosterol manufacturing facility near Houston, Texas. Under these agreements, the Company agreed to contribute US$7.1 million for the construction of a phytosterol manufacturing facility and US$1 million for working capital. In addition, the Company agreed to: (a) loan Phyto-Source LP US$4 million for the licensing of certain technology from Chusei and, (b) to transfer inventory of raw materials and finished goods priced at US$3.5 million. As of July 31, 2001, the Company had contributed US$3.7 million for construction and working capital, transferred the inventory and advanced US$1 million of the loan. Subsequent to July 31, 2001, all of the remaining US$3 million loan and approximately US$3 million of the remaining cash contribution was advanced to Phyto-Source. See Item 3 - Narrative Description of the Business - Nutraceuticals - Commercial Production of Reducol(tm) and Phytosterols.
  After forming Phyto-Source LP, the Company closed its phytosterol manufacturing operations at its Amqui pilot facility and wrote down $2.7 million of the carrying value of the facility, and subsequently made a further $1.3 million write-down of the carrying value.

Five-Months Ended December 31, 2001

  In 2001, the Company changed its fiscal year-end from July 31 to December 31.
  The Company entered into an agreement with Novartis to acquire substantially all of Novartis' rights to Phytrol(tm)/Reducol(tm) and related assets, for US$4 million. The Company elected not to complete this acquisition in March, 2002 and the agreement terminated. Subsequent to the five months ended December 31, 2001, in June 2002, the Company and Novartis entered into the Assignment Agreement for the acquisition of rights to ReducolTM by the Company from Novartis.
  See Item 3 - Narrative Description of the Business - Nutraceuticals - Acquisition of Rights to Reducol(tm).
  The Company wrote down the value of the Amqui pilot plant facility in Quebec by a further $1.3 million to $1.5 million to reflect the anticipated sale price of the facility.

  The Company advanced the balance of US$3 million of the loan to Phyto-Source LP and US$1.5 million for capital and working capital to Phyto-Source LP.
  The Company spent $0.3 million pursuant to its commitments to the Auxiliary Equipment Financing (see "Fiscal Year Ended July 31, 2001" above).

Fiscal Year Ended December 31, 2002

   Laboratory equipment valued at $0.2 million was transferred to UBC as payment in kind for future research services. Laboratory assets valued at a net book value of $0.30 million were sold or disposed of for net proceeds of $0.27 million. In December of 2002, the Company wrote down the balance of the laboratory assets in anticipation that these assets may be disposed of in the near future. The total net book value written down at December 31, 2002 amounted to $1.1 million including an amount of $0.7 million for leasehold improvements.
  The Company advanced $2.4 million for capital and working capital to Phyto-Source LP. At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35 million) in Phyto-Source LP for the completion and operation of the manufacturing facility.
  A net amount of $1.2 million cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.
  In fiscal 2002, a demand loan in the amount of $0.7 million was secured by Phyto-Source to finalize its plant construction. The demand loan is repayable in ten equal monthly installments beginning January 31, 2002 and bears an interest rate of the lesser of prime plus 1% or 6%, but not less than 6%. Each of Forbes Medi-Tech (USA) Inc. and Chusei have guaranteed the demand loan and until its repayment, the Company has deferred certain payments otherwise due from Phyto-Source.
  The Company entered into an agreement for the sale of the Amqui property for $1.6 million. On closing, the Company received proceeds of $0.3 million, and a note receivable of $1.2 million payable in one lump-sum payment of $0.35 million plus interest in May 2003, with the remainder payable by monthly installments beginning September 2002 and ending August 2009.
  In June, 2002, the Company and Novartis entered into the Assignment Agreement for the acquisition of rights to Reducol(tm) by the Company from Novartis. Under the terms of the Assignment Agreement, the Company has agreed to pay Novartis US$2.5 million. Of this amount, US$0.5 million was offset against money owed by Novartis to the Company. As a result of the Assignment Agreement, the Company eliminated deferred revenue of $9.9 million and accounts payable for $0.1 million, and hence recognized a gain of $6.0 million. The net payment by the Company to Novartis is US$2 million payable in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. A minimum of US$1.5 million must be paid to Novartis by June 30, 2003 with the remaining US$0.5 million due by December 31, 2003. See Item 3 - Narrative Description of the Business - Nutraceuticals - Acquisition Of Rights To Reducol(tm).

  In fiscal 2002, net cash of $1.1 million was provided by two private placements. In the first private placement, the Company issued 324,861 units at $0.65 per unit for net cash proceeds of $0.2 million. Each unit consisted of one common share plus .08 of a common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004. In the second private placement, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million. As part of the issue of special warrants in 2002, the Company also issued 150,000 brokers' warrants to Dominick & Dominick Securities Inc. to purchase 150,000 common shares at $0.65 per share until March 24, 2004.
  The Company spent $0.8 million pursuant to its commitments to the Auxiliary Equipment Financing (see "Fiscal Year Ended July 31, 2001" above). During 2002, further activities regarding the processing of AD and ADD were suspended as the Company focused on the possible licensing and/or divestiture of the AD/ADD technology.

Subsequent to the Fiscal Year Ended December 31, 2002

  On January 24, 2003, the 1.5 million special warrants issued in September 2002 were converted at no cost to the holders into a total of 1,575,000 common shares of the Company at a rate of l.05 common shares per warrant, further to the special warrant investors having waived the requirements of the Company to file and obtain receipts for a prospectus. In March 2003, 46,000 brokers' warrants issued in connection with the September 2002 special warrant financing were exercised for proceeds of $0.03 million.
  In April 2003, Forbes announced that it had sold its pharmaceutical fine chemicals business which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD). Forbes will receive gross proceeds of US$1.9 million for the sale. The Company received a US$200,000 deposit upon initiation of due diligence by the buyer. The due diligence has been completed and the buyer is now committed to concluding the sale by making a payment of US$750,000 in May 2003 and a final payment of US$950,000 in December 2003. Completion of this sale will result in an immediate infusion of cash into the Company and will free resources essential for tapping into the Company's product pipelines which have shown promising potential for further development. Included in the technology sold to the buyer is technology which was originally licensed to Forbes by the University of British Columbia ("UBC") in 1995. In order to facilitate the sale by Forbes, UBC will assign the licensed technology to the Company in consideration for the issuance to UBC of the 25,000 common shares of the Company which are otherwise issuable to UBC under the license, plus an amount of cash which, when added to the deemed value of the common shares issued, will equal US $83,000. See Item 3 - Narrative Description of the Business - Technology Licenses Granted to the Company. In addition, the Company may pay finders' fees to third parties in connection with the AD and ADD sale transaction of up to 10% of the gross sale price received by the Company.

TRENDS AND UNCERTAINTIES

Based on supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and the recently announced divestiture of the Company's AD/ADD business (see Item 2 - General Development of the Business - Principal Capital Expenditures, Acquisitions And Dispositions During The Past Three Fiscal Years - Subsequent to the Fiscal Year Ended December 31, 2002), Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2003; however due to cash flow timing, the Company may need to finance its receivables on an interim basis during the year. The Company is also continuing to look at various financing opportunities to further develop its pipeline of products, to retire its commitments to Novartis and its convertible debenture, and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned. It will also be necessary for the Company to seek additional financing during 2003 to meet expenditures of continuing research and development work in 2004, to improve the Company's working capital position and to minimize risks to its operations. The current financial market for equity offerings remains challenging and there can be no assurance that additional financing will be available on favourable terms, if at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing may have a material effect on the Company's current cash-flow and the Company's ability to continue its operations. In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is presently in discussions with several parties regarding possible additional sterol contracts or alliances, as well as possible merger or acquisition transactions. See also "Item 9 Forward-Looking Statements and Risk Factors".

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

THE COMPANY, ITS CORE TECHNOLOGY AND MARKET AREAS

Forbes is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. Plant sterols, also known as phytosterols, are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees. Plant sterols have attractive commercial applications as cholesterol-lowering agents and in the pharmaceutical steroid market. Forbes' wood sterols are extracted from wood pulping by-products. These wood sterols form the basis of a diversified line of healthcare products targeted at the Prescription Pharmaceutical and Nutraceutical markets.

THE COMPANY'S

PHARMACEUTICAL AND NUTRACEUTICAL PRODUCTS: THE FIGHT AGAINST "B AD" CHOLESTEROL AND CARDIOVASCULAR DISEASE

A major symptom of cardiovascular disease is a build-up of atherosclerotic plaque in the arteries, which can lead to heart attack or stroke. Angioplasty and by-pass surgery are often used to treat severe cases. Sufferers of cardiovascular disease also have higher incidence of diabetes, obesity, Alzheimer's and a number of other debilitating illnesses.

It is now recognized that an elevated level of total blood cholesterol is an independent risk factor for cardiovascular disease, and that the reduction of high blood cholesterol through treatment with cholesterol-lowering agents can significantly reduce death and illness from cardiovascular disease.

According to the American Heart Association, it is estimated that over 100 million adults in the United States alone have cholesterol levels which are considered high or borderline-high (www.americanheart.org (2003)). Cholesterol is a substance found among the fats in the bloodstream and in the body's cells (often referred to as lipids). Lipids are an important part of a healthy body because it is a constituent of cell membranes, and is used to form certain hormones. Cholesterol and other fats cannot dissolve in the blood as they have to be transported to and from tissues by special carriers of lipids called lipoproteins. There are several types of lipoproteins, but the primary focus is on low density lipoprotein ("LDL" or "bad") cholesterol and high density lipoprotein ("HDL" or "good") cholesterol.

LDL is the major cholesterol carrier in the blood. When a person has too much LDL cholesterol circulating in the blood, cholesterol can slowly build -up within the walls of the arteries that feed the heart and brain. Together with other substances, it can form an atherosclerotic plaque, a thick, hard deposit that is often referred to as hardening of the arteries. The formation of a clot in the region of this plaque can block the flow of blood to parts of the heart muscle and cause a heart attack. If a clot blocks the flow of blood to part of the brain, the result is a stroke. That is why LDL cholesterol is often called "bad" cholesterol.

HDL carries about one-fourth to one-third of blood cholesterol. Medical experts think HDL tends to carry cholesterol away from the arteries and back to the liver, where it is excreted from the body. Some experts believe HDL removes excess cholesterol from atherosclerotic plaques and thus slow their growth. HDL is known as "good" cholesterol because a high level of HDL protects against heart attack and stroke.

PRESCRIPTION PHARMACEUTICALS

Cholesterol-lowering drugs have become the world's top-selling medicine due to the significant health risk of high blood cholesterol. The market is dominated by the statin class of drugs, which suppress an enzyme (HMG-CoA reductase) produced by the liver that is necessary for the synthesis of cholesterol. Not only do some patients fail to respond to the statin treatment as intended, the consumption of statins have also exhibited a number of potential side effects such as organ damage, stomach cramps, pain and/or constipation, and death, in rare cases. The leading drugs in the statin category include Lipitor(tm) (Pfizer) and Zocor(tm) (Merck). Also on the market are Mevacor (Merck), Pravachol (Bristol Myers Squibb), and Lescol (Novartis Pharmaceuticals). According to the FDA, while all statins have been associated with very rare reports of a muscle disorder called rhabdomyolysis, cases of fatal rhabdomyolysis in association with the use of Baycol (Bayer) have been reported significantly more frequently than for other approved statins. Bayer voluntarily withdrew the product from the US market on August 8, 2001. With the withdrawal of Baycol, significant attention is now being placed on the known side effects which occur in a small number of patients taking statin drugs.

FM-VP4

Forbes' pharmaceutical development program has targeted the US$21+ billion cholesterol-lowering prescription market opportunity, which is projected to grow to US$30 billion by 2007 (Datamonitor, 2002), by means of its novel cholesterol-lowering prescription pharmaceutical, FM-VP4.

FM-VP4 is a cholesterol absorption inhibitor, a new class of cholesterol-lowering pharmaceutical, and may have application as both a monotherapy and adjunct therapy to statins. The adjunct therapy market is expected to achieve a compounded annual growth rate of over 38% (2002 - 2008) according to Frost & Sullivan. The first cholesterol absorption inhibitor which has been commercialized is Zetia from Merck/Schering-Plough.

FM-VP4 is a novel analogue of phytostanols, which has shown dramatic lipid-lowering and anti-atherosclerotic properties in pre-clinical trials. FM-VP4 is based on phytosterol compounds (phytostanols analogue) that have a similar molecular composition to cholesterol and inhibits cholesterol absorption in the small intestine. The Company believes that FM-VP4 offers the potential to contribute significantly to the lipid lowering market that is currently dominated by the statin class of drugs.

In pre-clinical trials, FM-VP4 has demonstrated a safe side-effects profile. Data from animal models has been encouraging with the lowering of cholesterol ranging from 52-75% and the lowering of triglycerides (which may contribute to cardiovascular diseases) from 44-60% and a 75% reduction in the build-up of atherosclerotic plaque. In particular, when added to food of cholesterol-fed gerbils, FM-VP4 reduced plasma cholesterol levels by 55% over four weeks with no identifiable side effects and a 98% reduction of LDL cholesterol. FM-VP4 has also shown a reduction of cholesterol levels in dogs with normal cholesterol levels. This effect was further confirmed in a study of apolipoprotein E-deficient (ApoE) mice fed FM-VP4 which resulted in a 75% decrease in total cholesterol and a 44% decrease in triglyceride levels. After 12 weeks, assessment of atherosclerotic lesion size indicated that the FM-VP4 treatment resulted in a 75% reduction in the formation of lesions compared to the control group.

The Company announced on September 24, 2001, that it received approval to initiate a Phase I/II clinical trial from the Institutional Review Board of the Academic Medical Center, University of Amsterdam. The Phase I/II trial is a randomized, double-blind, placebo controlled dose-ranging study designed to establish the safety, efficacy and optimal dose of FM-VP4 in subjects with moderately elevated cholesterol levels. In the Phase I segment of the trial, six groups of five healthy males with mild to moderate hypercholesterolemia (elevated blood cholesterol) were administered single doses of FM-VP4 ranging from 100 mg to 2000 mg or placebo. After receiving the medication, each subject was monitored over a 24-hour period and periodically over the following seven days. The last visit of the last subject for the Phase I trial was on December 16, 2002. All 30 subjects completed the trial.

The goal of the Phase I study was to establish safety and tolerability of the medication. On January 27, 2003, the Company announced results from the Phase I study of FM-VP4. The results clearly established the safety and tolerability of FM-VP4 over the dose ranges studied. Even at the highest dosage levels, no serious adverse events were reported thereby emphasizing the excellent safety profile of the drug.

On August 8, 2002, the Company announced that it had received approval from the Medical Safety Review Panel of the Academic Medical Center in Amsterdam to initiate the Phase II components of FM-VP4. The Phase II clinical trial component involves five groups of 20 hypercholesterolemic volunteers treated daily for 28 days with either a placebo or 100 mg, 200 mg, 400 mg or 800 mg of FM-VP4. Evaluations are carried out on a weekly basis over a four-week period to check biological and safety factors with a follow-up evaluation two weeks later. The primary endpoint of the Phase II study is the change in LDL cholesterol from the baseline measurement after four weeks of treatment. The secondary endpoints are changes in other lipids: total cholesterol, HDL cholesterol and triglyceride levels from the baseline measurement after four weeks of treatment. This study is also evaluating longer term safety of the drug.

Due to the safety profile of FM-VP4 observed in the Phase I study, the AMC received approval from the Medical Ethics Committee of the Institutional Review Board in Holland to amend the protocol to Phase II. The amended protocol expands the inclusion criteria, enables faster recruitment and allows for overlapping of test groups, reducing the required time to complete the trial. The Company announced on January 20, 2003 that subject dosing for Phase II clinical trials of FM-VP4 had commenced with expected completion in the latter part of 2003.

Based upon information gathered from pre-clinical studies and the recent Phase I safety data, the Company has initiated a pharmaceutical partnership strategy to further the development of FM-VP4. In addition, following the Phase II trial, expected to complete in late 2003, the Company plans to initiate a US FDA Investigational New Drug application.

VPx Library of Compounds

The VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting several different segments of the health care market. These compounds may have additional benefits such as lowering of triglyceride levels, increase HDL (good cholesterol) levels, and anti-obesity, anti-diabetic, and anti-inflammatory indications. The exploration of different indications provides the Company not only with a foundation for further research but also the potential to enter into new segments of the health market. Each of these health care market segments is both substantial in size and shows a need for the development of new and better products.

In the past two decades, the cardiovascular drug market has been the leading drug category in sales. The worldwide sales of cardiovascular drugs approached $52 billion in 2000 and, with an average annual growth rate of 8.2%, the market is expected to increase to nearly $76.5 billion by 2005. The market is said to be driven by a number of factors, one of which is an increasing patient base for certain classes of drugs, particularly lipid-lowering drugs. (Business Communications Company Inc. April 18, 2001).

There are more than 300 million overweight people in the US, Japan and the five largest European markets. Some of the leading complications of obesity are hypertension, stroke, heart disease, degenerative joint disease and increased risk of type 2 diabetes. It is estimated that Americans spend over $30 billion annually on weight-loss products. Successful obesity treatment typically requires long-term therapy and as such, it is essential for these products to be safe and effective over an extended period. The current prescription drugs are said only to offer modest weight reduction (less than 10%) and side-effects are a deterrent to long-term treatment. Several companies such as Johnson & Johnson have anti-obesity drugs in the phase III clinical trials, however, most of the promising drugs are in the earliest stages of clinical trials. (Pharmafile August 3, 2002)

Diabetes is the seventh leading cause of death in both developed and developing countries, and is on the rise due to increasing obesity, sedentary lifestyle, poor dietary habits, aging populations and population growth. In the United States alone, approximately 17 million people (6.2% of the population) suffer from diabetes. At present, the only effective treatment for diabetes is insulin injections. Oral drugs available to manage diabetes are said to only have a modest impact against the disease. (Business Communications Company Inc. September 9, 2002, American Diabetes Association)

Treatment for anti-inflammatory diseases comprises a $20 billion market. Not only does the market show no signs of slowing in growth, expansion in this area is expected both due to the side effects produced and also because they are less than optimal for such conditions as rheumatoid arthritis and migraines. (Mindbranch August 2000)

The Company intends to pursue some or all of these benefits indications as soon as appropriate resources are available, including additional financing.

FM-VP4 related Research

Concurrent with the European clinical trials of FM-VP4, the Company is also continuing research jointly with UBC to study the mechanism of action of sterol-based pharmaceuticals on cholesterol absorption with a focus on FM-VP4 and related compounds. The three-year joint research project is expected to cost about $1 million, of which approximately $0.28 million is being funded with a grant from the Canadian Institutes of Health Research. The Company is funding the balance of the project costs by providing funds, staffing and scientific supplies and equipment. UBC-based research is being conducted in the Faculty of Pharmaceutical Sciences and Department of Pathology and Laboratory Medicine.

The primary focus of the research project, which is in part funded under the CIHR/University-Industry Research Program, is to identify the mechanism(s) of action by which phytosterols and phytosterol analogues inhibit cholesterol absorption and help prevent cardiovascular disease.

Competition

There are several categories of cholesterol-lowering drugs including bile acid sequestrants, fibric acid derivatives, nicotinic acid, HMG CoA reductase inhibitors (statins), and probucol. Studies in the late 1980s that demonstrated a reduction in mortality with use of drugs to reduce cholesterol coincided with the development of the statins which have become the dominant class of cholesterol-lowering drugs. The Company's competition in this area includes large pharmaceutical companies such as Bristol-Myer Squibb Company, Pfizer, Bayer, Merck & Co., and AstraZeneca AB. There are a number of cholesterol-lowering agents from a variety of categories currently proceeding through clinical trials, including highly potent new generation of statin drugs: Crestor (rosuvastatin) (Astra Zeneca), which is already in the Canadian and EU markets and pending US FDA approval, and pitavastatin (Kowa Company, Japan), which is still in Phase III clinical trials.

Selective cholesterol absorption inhibitors are a new class of drugs for lipid management. The Company's FM-VP4 falls into this class. As stated above, Merck and Schering-Plough have also developed a drug in this class, Ezetimibe - (Zetia(tm)) which recently received approval in the US and the EU (called EzetrolTM). A Zetia/Zocor combination (a cholesterol transport inhibitor/simvastatin, developed by Merck/Schering-Plough) is expected to reach the US market by the end of 2003 or early 2004.

Other classes of drugs in research and development for treatment of dyslipidemia and prevention of atherosclerosis, in various stages of development by a number of pharmaceutical companies, including Merck & Co, Pfizer, Bayer , Takeda-Abbott and others, include bile acid sequestrants, ACAT inhibitors, MTP inhibitors, CETP inhibitors, LPL activators, inhibitors of the ileal Na+/bile acid co-transporter and others, all of which are potential competitors to FM-VP4.

NUTRACEUTICALS

Nutraceuticals can be generally described as ingredients extracted from natural sources which are incorporated into food or into capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease. Functional foods can be defined as conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Dietary supplements are products intended to supplement the diet which are ingested in dosage form, which may contain a nutraceutical.

The Nutritional Business Journal, 2002 (NBJ) estimates the current annual global nutritional market at $150 billion. According to NBJ, the 2001 US nutrition industry alone represented $53 billion with functional foods constituting $18.6 billion and dietary supplements accounting for $17.5 billion.

The Company believes that the growth in this industry is fuelled by factors such as: (i) increased awareness of the link between diet and health; (ii) aging populations in developed countries; (iii) governments seeking to reduce healthcare costs; (iv) food and beverage manufacturers seeking product differentiation; and (v) scientific studies linking ingredients to health benefits.

In May, 2001, the National Cholesterol Education Program (NCEP) Expert Panel in the U.S. issued updated clinical guidelines for the treatment and prevention of high cholesterol (National Institutes of Health Publication No. 01-3670, May, 2001). One of their specific recommendations for therapeutic lifestyle changes was to encourage increased consumption of plant sterols/stanols as part of a healthy diet.

ReducolTM and Phytosterols

Forbes has developed Reducol(tm) and other phytosterol compositions referred to as "Phyto-S-Sterols" (formerly "Forbes Wood Sterols"), which are plant sterol based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process and produced through a proprietary extraction and purification process. The initial cholesterol-lowering ingredient developed by Forbes was Phytrol(tm), and was originally licensed to Novartis in 1999. Forbes re-acquired its rights to Phytrol(tm), which Novartis had consumer branded as Reducol(tm), in 2002 (see "Acquisition of Rights to Reducol(tm)" below). References in this Annual Information Form to Reducol(tm) mean and include the ingredient's former name, Phytrol(tm).

Clinical studies have shown that, when added to certain foods, Reducol(tm) can reduce both total and LDL ("bad") cholesterol. In 1997, McGill University conducted a clinical human study over a 30-day period with 32 male subjects with high cholesterol levels in which half received a placebo margarine and half received ReducolT M-enhanced margarine in their diet. The key finding, published in the June 1999 issue of American Journal of Clinical Nutrition, was that the Reducol(tm) test group showed a 24.4% reduction in LDL (bad) cholesterol compared to an 8.9% reduction for the control group. Both groups were on a standardized, prudent North American diet. During this study, no clinically significant adverse events were observed and the level of HDL (good) cholesterol remained unchanged.

As cholesterol-lowering agents, the Company believes that there are a number of positive aspects to Reducol(tm) and Phyto-S-Sterols such as:

  the ability to help reduce total and LDL cholesterol;
  a favourable safety profile;
  an absence of taste and odour;
  the ability to be incorporated into a wide variety of fatty and low -fat foods and beverages, and potential incorporation into non-fat foods and beverages;
  their origin from natural and non-genetically modified plant constituents;
  the ability to be incorporated into certain foods without esterification; and
  the abundance of forest industry by-products which serve as a base material for phytosterols.

The Company believes that cholesterol-lowering nutraceutical products will prove attractive, not only to those people with confirmed high cholesterol levels, but also to a large population of consumers concerned about their overall health regardless of their cholesterol levels, since these kinds of products may have value in the prevention and risk reduction of cardiovascular disease.

Phytosterol and Other Revenue

Since the fiscal year ended July 31, 2001, the majority of the Company's revenue has been generated from phytosterol sales and licensing. In the fiscal year ended December 31, 2002, the five months ended December 31, 2002 and the fiscal years ended July 31, 2001 and July 31, 2000, the Company reported revenue as follows:

All of the Company's phytosterol revenues were derived from sales to customers, other than investees, outside of the consolidated Company.

Acquisition Of Rights To Reducol(tm)

On June 25, 2002, the Company announced that it had entered into the Assignment Agreement with Novartis to acquire all Novartis' rights (with certain exceptions) to Phytrol(tm)/Reducol(tm) which had been previously licensed by the Company to Novartis under the MLA, substantially all of Novartis' sublicense agreements, including those with Pharmavite LLC and Twin Lab Corporation (see below), and, other than the Reducol(tm) trademark, all related patent and trademark rights, health registrations and records. The Reducol(tm) trademark has been licensed by Novartis to the Company on an exclusive basis for use in connection with the Company's Reducol(tm) business until the final payment under the Assignment Agreement is made, at which time the trademark will be assigned to the Company. Forbes recognized a $6 million gain on the transaction in the quarter ended June 30, 2002 through a reduction in short-term and long-term deferred revenue.

Under the terms of the Assignment Agreement, Forbes agreed to pay Novartis US$2.5 million, of which US$0.5 million was offset against money owed by Novartis to Forbes. Forbes agreed to pay the net amount to Novartis of US$2 million from phytosterol sales royalties between June 22, 2002 and December 31, 2003. Forbes is required to pay a minimum of US$1.5 million to Novartis by June 30, 2003 and the remaining US$0.5 million by December 31, 2003. Should the Company obtain future financing beyond its current requirements, and the total financings exceed US$7 million, then any outstanding balance will be paid to Novartis within 30 days of receipt of funds.

Commercial Production of Reducol(tm) and Phytosterols

During 2001, Forbes and Chusei formed Phyto-Source LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas. Forbes and Chusei each have a 50% interest in Phyto-Source.

Pursuant to the Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001 (the "Formation Agreement"), Forbes and Chusei each agreed to contribute US$8.1 million in cash and property to Phyto-Source for a total contribution of US$16.2 million. Chusei agreed to contribute land, existing and new equipment and technology. Forbes agreed to contribute US$8.1 million in cash to finance the construction of the manufacturing facility and to provide initial working capital to Phyto-Source. Forbes also licensed its phytosterol manufacturing technology to Phyto-Source on a non-exclusive basis. In addition, Forbes loaned Phyto-Source an additional US$4 million for the purposes of licensing Chusei's manufacturing technology and expertise relating to phytosterol production on an exclusive basis, and transferred inventory of raw materials and finished goods priced at US$3.5 million. The loan principal is repayable to Forbes in equal monthly installments over a three-year period commencing on January 1, 2003 plus interest at the prime rate of the Southwest Bank of Texas. In 2002, however, the Company deferred repayment of its lo an to a US $700,000 loan made by the Southwest Bank of Texas to Phyto-Source in the fall of 2002 (the "Southwest Bank Loan"). The Southwest Bank Loan is scheduled to be fully repaid in 2003, and has been guaranteed by both Forbes' subsidiary, Forbes Medi-Tech (USA) Inc., and Chusei. The Company currently owes Phyto-Source an additional US $1.35 million in cash contributions under the original Formation Agreement, however it is planned that, once the Southwest Bank Loan has been retired, this amount will be set-off against the amount owed by Phyto-Source to the Company for inventory. Under the terms of the joint venture agreement between Forbes and Chusei, profits from Phyto-Source for the sales of phytosterols will be split 50/50 between Forbes and Chusei.

The plant is currently the largest wood sterol manufacturer in the world, capable of producing 1,000 metric tonnes annually of pharmaceutical and food-grade sterols. This capacity can be doubled or tripled in a reasonable period of time as demand for production continues to grow.

As at the end of September 2002, Forbes and Phyto-Source had secured sales contracts which are projected, based on customer forecasts, to generate combined revenues to Forbes and Phyto-Source of up to US $26 million over a 2 year period. These contracts include a major supply agreement between Phyto-Source and a large multinational company whose name has not been disclosed for competitive reasons.

Phyto-Source operates under a standard environmental exemption in Texas which is allowed for facilities with low emission levels. In terms of hazardous waste generation, Phyto-Source is classified as a small quantity generator, due to the small amount of hazardous waste generated. Any hazardous waste is disposed of according to federal and local regulations.

Raw materials are purchased on a spot basis or according to a supply agreement. The primary raw material used by Phyto-Source for producing phytosterols is tall oil pitch. A three-year supply agreement is currently in place for pitch and expires in December, 2003. Phyto-Source is considering different options for securing pitch supplies, in anticipation of expanded production requirements. These options include potential extension of the current supply contract. Other raw materials include standard solvents and reagents available on a continuing commercial basis.

Dietary Supplements

ReducolT M has been incorporated into two nationally distributed dietary supplements currently available in the US. Pharmavite LLC of California has incorporated ReducolT M into one of its dietary supplements, Nature Made(r) Cholest-Off(tm) which is sold through mass market channels including food, drug and mass merchandising stores. Twin Lab Corporation of New York, is marketing a cholesterol-lowering product called Cholesterol Success(tm) through natural health centers throughout the United States.

On March 4, 2003, the Company announced that its supply and licensing contract with Pharmavite LLC for the sale of ReducolTM has been extended for three years. In May 2003, the Company gave notice to terminate a supply agreement entered into the prior year with Pan Pharmaceuticals of Australia for incorporation of ReducolTM in dietary supplements.. Due to the relatively small tonnage of ReducolTM that would have been acquired by Pan Pharmaceuticals under the supply agreement, the Company is of the view that its previous revenue guidance for 2003 will not be affected ( see Item 5 - Management's Discussion and Analysis).

Forbes is also developing soft gel capsules with phytosterols alone, or in combination with omega-3 fatty acids. A patent for the combination with omega-3 fatty acids has been filed.

Competition

The dietary supplement market is very competitive and highly fragmented due to the diverse nature of the supplements available. According to the Nutrition Business Journal, dietary supplement manufacturers include companies such as Royal Numico, Wyeth, Bayer and Bristol Myers Squibb/Mead Johnson.

Functional Foods

Forbes' phytosterols can be incorporated into a wide variety of foods , including low-fat foods. The Company has developed technology for the use of it's phytosterols in the following broad food categories: cereal bars, fruit juices, cheese, yogurt, milk, cooking oils, salad dressings and confectionary items.

ReducolTM-enriched chocolate has been shown to reduce LDL cholesterol by 10.3% as per a study published in the British Journal of Nutrition. For 4 weeks, 70 participants with mild hypercholesterolemia consumed three 10g servings of the phytosterol (Reducol(tm))-enriched chocolate per day that provided 1.8 g of unesterified phytosterols. The control group consumed placebo portions of chocolate that contained no phytosterol supplement. All subjects consumed a low-fat, low-cholesterol diet both before and during the study period. At the end of the study, blood levels of both total and LDL-cholesterol levels were statistically significantly reduced by 6.4% (- 0.44 millimoles per litre (mmol/l)) and 10.3% (- 0.49 mmol/l), respectively when compared to the placebo group. These levels of reduction in blood cholesterol are clinically significant in the fight against c holesterol-induced risk of coronary artery disease. Thus, consumption of chocolates fortified with phytosterols may provide an additional option for individuals needing to lower their blood cholesterol levels. According to the National Cholesterol Education Program (NCEP), there are approximately 100 million individuals in North America who fall into this category. Furthermore, the development of these cholesterol-lowering products, such as chocolates, is in accord with the recommendations from the NCEP that such individuals consume foods containing plant phytosterols.

Forbes is also currently developing a phytosterol-based "designer oil" which, in clinical studies, has shown to help participants lose weight and lower their cholesterol levels. In a clinical study conducted at McGill University in Montreal, 24 healthy men on a controlled diet incorporating Forbes' "designer oil" showed a statistically significant (p<0.05) decrease in total body weight tissue volumes in the range of 0.36 to 0.51 kg (0.8 lbs. and 1.1 lbs.) in 28 days. Study participants who received olive oil in their diet (control group) did not demonstrate any changes in body compartment volumes. In addition, consumption of designer oil resulted in a decrease of Low Density Lipoprotein (LDL) cholesterol concentrations of 16.3 per cent. Forbes' designer oil is formulated with medium chain triglycerides (MCT), plant phytosterols, omega-3 and omega-6 fatty acids. Additional pre-clinical and clinical studies will be required to further develop this potential product. Appropriate patent applications have been initiated. These studies were presented at the American Heart Association's Scientific Sessions 2002 conference in Chicago Illinois on November 18, 2002.

Competition

The functional food market is intensely competitive. In the phytosterol market in particular, a number of the Company's competitors have substantial name recognition and financial, technical and marketing expertise. These include McNeil Consumer Healthcare, a Johnson and Johnson company ("J&J"); Unilever NV Company ("Unilever"); Cargill, Incorporated; Archer Daniels Midland Company; Cognis and Raisio Staest Oy.

J&J and Unilever have each launched food products in the United States and other countries containing cholesterol-lowering sterol-based ingredients. In the U.S., both companies have met with limited success to date. In addition, both companies have been limited by the fact that their sterol/stanols require esterification with fatty acids (stanol and sterol esters) in order to assure proper incorporation into their products. There are numerous other companies that produce non-sterol based cholesterol-lowering functional food ingredients. A number of other corporations are developing, or may be looking to develop, sterol-based and non-sterol-based cholesterol-lowering functional food ingredients that may be incorporated into fatty or low fat foods or beverages.

Marketing Activities

Over the last year, and particularly since its acquisition of rights to Reducol(tm), the Company has concentrated its marketing efforts for Reducol(tm), and, to a lesser extent, its Phyto-S-Sterols, in Europe and the United States. At the same time, the Company has been working toward obtaining necessary regulatory approvals in Europe, and a health claim approval from the FDA in the U.S.

A Novel Foods Application has been submitted to the European Union (EU) for Reducol(tm) in milk-based drinks with optional added fruit. The Company continues to await the adoption of regulations covering the labeling and sale of phytosterol products in the EU, which are currently under consideration. See Item 3 -Narrative Description of the Business - Government Regulation - Nutraceuticals.

Although able to sell Reducol(tm) and non-branded sterols in the U.S. under Generally Recognized As Safe (GRAS) regulations, the Company has been awaiting a decision from the FDA allowing Forbes to advertise the health benefits of its cholesterol-lowering ingredients. While a final ruling is still pending, the FDA, in early 2003, issued a letter to Forbes which allows the Company and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA to Forbes' range of phytosterol products, including Reducol(tm). See Item 3 - Narrative Description of the Business - Government Regulation - Nutraceuticals. This letter was based on substantial additional scientific evidence provided to the FDA regarding the cholesterol-lowering efficacy of phytosterols, and should have a significant impact on the Company's ability to sell Reducol(tm). At the same time, the Company has generated substantial interest in Reducol(tm) from a number of leading food companies, and this interest continues to be followed up by the Company in an effort to help bring food products containing Reducol(tm) to market.

TECHNOLOGY LICENSES GRANTED TO THE COMPANY

In 1995, the Company obtained a license of certain laboratory level phytosterol extraction and fermentation technology developed at UBC. This technology was licensed to the Company under two separate agreements, both effective September 15, 1995, covering cholesterol-lowering agents and pharmaceutical steroids (the "UBC License Agreements").

The first UBC License Agreement relates to the preparation and purification of sterol compositions from tall oil soap, the actual compositions of the sterols, and the use of these compositions and derivatives thereof as agents to prevent or treat lipid disorders. Pursuant to the first UBC License Agreement the Company agreed to:

  issue to UBC 50,000 Common Shares (of which 25,000 Common Shares have been issued and 25,000 Common Shares are to be issued after the first sale of any product derived from the technology); and
  pay to UBC a royalty of 1% of gross revenue earned from sales of products by the Company and its licensees derived from the extraction technology.

An amendment to the first UBC License Agreement dated September 16, 1999, with respect to revenues derived from the MLA, provided that, in lieu of the royalty set out above, Forbes would pay to UBC 5% of the following: any royalty revenue Forbes received from Novartis related to direct or sub-licensee sales of Phytrol(tm); any gross profits received by Forbes from the manufacturing sales of Phytrol(tm) to Novartis; and any related upfront or milestone payments received by Forbes, except for the $2.9 million payment that it received from Novartis in 1998. During 2002, the Company terminated the MLA with Novartis, therefore, no further royalties will become payable in the future in respect of the MLA.

The second UBC License Agreement (the "AD/ADD License") relates to the fermentation of phytosterols to AD and ADD ("AD/ADD Technology"), for which the Company agreed to:

  issue to UBC 50,000 Common Shares (of which 25,000 Common Shares have been issued and 25,000 Common Shares are to be issued after the first sale of any product derived from the fermentation technology); and
  pay to UBC a royalty of 1.5% of gross revenue earned from sales of products by the Company and its licensees derived from the fermentation technology.

The UBC License Agreements grant the Company the exclusive worldwide right to manufacture, distribute, market, sell, license or sublicense any products derived from or developed from the extraction technology or the fermentation technology.

Each UBC License Agreement provides that 25% of cumulative royalties paid under the respective agreements in excess of $2.5 million shall be set aside in a special research fund so long as the Company provides matching funds to the special research fund. Should the Company decline to provide matching funds or the Company and UBC fail to agree on research terms, then the funds shall be released to UBC and treated as royalties. The UBC License Agreements continue until the later of the expiration of the 20-year term and the expiration of the last registered patent subject to the UBC License Agreements.

The AD/ADD Technology is included in the technology which the Company announced in April, 2003 was being sold to a third party (the "AD/ADD Buyer"). The Company will receive gross proceeds of US$1.9 million for the sale. The Company received a US$200,000 deposit upon initiation of due diligence by the AD/ADD Buyer. The due diligence has been completed and the AD/ADD Buyer is now committed to concluding the sale by making a payment of US$750,000 in May 2003 and a final payment of US$950,000 in December 2003. In order to facilitate the sale by Forbes, UBC will assign the AD/ADD Technology to the Company in consideration for the issuance to UBC of the 25,000 common shares of the Company which are otherwise issuable to UBC under the AD/ADD License, plus an amount of cash which, when added to the deemed value of the common shares issued, will equal US $83,000. The Company has recently paid UBC a total of US $8,700 in combined cash and 2,650 common shares at a deemed value of CDN $1,632.40, leaving a balance to be paid to UBC on receipt of the final payment on closing of the sale of the AD/ADD Technology, in combined cash and shares, of US $74,300. The deemed value of the 22,350 common shares which remain to be issued on closing will be based on the market price of the Company's common shares at such time, to a maximum value of US$37,150. In the event that the sale of the AD/ADD Technology to the AD/ADD Buyer is not completed, the AD/ADD License will remain in effect with certain amendments for clarification.

RESEARCH AND DEVELOPMENT

In efforts to streamline its business and reduce its burn rate, in 2002 the Company closed its biotechnology research laboratory on the UBC campus. Research conducted at this laboratory will be outsourced to third-party laboratories as in the years prior to the opening of the Company's laboratory.

In the prescription pharmaceutical area, the Company's focus will remain cardiovascular disease but the Company also intends to develop compounds for a wider range of therapeutic targets. (See Item 3 - Narrative Description of the Business - Prescription Pharmaceuticals - VPx Library of Compounds).

In the functional food and nutraceuticals area, the Company is carrying out research and development of new products, including food and beverages which are low -fat and no-fat.

For the periods indicated below, the Company's expenses related to research and development were:

Period	Expenses for Period	Expenses per month
Year ended December 31, 2002	$3.2 million	$0.27 million
Five months ended December 31, 2001	$2.1 million	$0.42 million
Year ended July 31, 2001	$7.1 million	$0.59 million
Year ended July 31, 2000	$5.3 million	$0.44 million

GOVERNMENT REGULATION

Pharmaceuticals

One of the major tasks for the development and commercialization of pharmaceutical drugs, such as FM-VP4, is to obtain regulatory approvals within a jurisdiction or a country. Every country has its own registration procedures and unique requirements. In the United States, the guidelines are enforced by the FDA, and in Canada by Health Canada.

To receive regulatory approval in the United States and Canada, a new drug must pass through a number of testing stages. The first involves the drug's chemistry, manufacture, pharmacology and toxicology in animals. Successful results can lead to the initiation of clinical trials on humans.

These trials involve three Phases. In Phase I, the drug's effect on, and safety in, patients and healthy volunteers is assessed. In Phase II, the drug's efficacy, dosage, side effects and safety are established in a small number of patients who have the disease that the drug is intended to treat. In Phase III, there are controlled clinical trials in which the drug is administered to a large number of patients who are suffering from the disease that the drug is intended to treat, and in which further information relating to safety and efficacy is gathered. Further, in Phase III, the effectiveness of the new drug is compared to that of accepted treatment modalities. Following Phase III, the drug sponsor submits a New Drug Application ("NDA") to the FDA or a New Drug Submission ("NDS") to Health Canada for marketing approval. Generally, a similar approval process is required in all developed countries.

The Company cannot predict the time required for regulatory approval of its drugs/agents, or the extent of clinical testing and documentation that may be required by regulatory authorities. Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Canada, Europe or other foreign countries could prevent or significantly delay the Company's market entry and the receipt of revenues from the sale of its products.

Nutraceuticals

The sale of Reducol(tm) and non-branded sterols and their incorporation into foods and dietary supplements is regulated in most countries. Described below for general information purposes are some recent regulatory highlights.

United States: The United States is one of the world's largest markets for nutraceuticals and has less stringent requirements for the market approval of nutraceuticals than some jurisdictions such as Canada and Europe. The United States regulations allow phytosterols to be marketed either as a food ingredient under the GRAS notification process or as a dietary supplement. The United States also allows the use of structure/function and, in certain circumstances, health claims for such products.

GRAS (Generally Recognized As Safe) notification process: Currently, the FDA is requiring that phytosterol food products be cleared for marketing by the GRAS notification process. In April 2000, the FDA responded to a notification filed for Reducol(tm)/Phytrol(tm) thus permitting Forbes' phytosterols to be marketed in the United States in food products.

Dietary Supplements: Reducol(tm) and other phytosterol dietary supplements can be sold in the United States under the Dietary Supplement Health Education Act of 1994. Dietary supplements are not food additives but are discrete dosage forms such as pills or capsules. The Act requires filing a notification with the FDA 75 days prior to marketing. Structure/function claims are allowed but must be supported by clinical data. Although the Act places the onus on the FDA to prove that a product is not safe before the FDA can block marketing, sterol esters, stanol esters and Reducol(tm) first achieved GRAS status before notifications were made for these products. Novartis filed a notification for Reducol(tm) for sale as a dietary supplement in July 2000.

Structure/Function, Health and Medical Claims: The structure/function claim is the weakest claim and makes statements such as "helps maintain healthy cholesterol levels". A health claim is stronger and is normally obtained after petitioning the FDA. The petitioner must supply high quality clinical data demonstrating that the additive is effective at a particular intake level. An example of a health claim is "reduces the risk of coronary heart disease". Dietary supplements are able to make structure/function claims but food products are not. Food products may only make specifically allowed health claims. Only drug products can make medical claims which imply the treatment of a specific disease condition. In February 2003, the Company received a letter from the FDA allowing the use of the phytosterol heart-health claim previously approved by the FDA in an interim final ruling to be applied to Forbes' range of phytosterol products. This enables the food industry to include statements about the heart health benefits of Forbes' cholesterol-lowering phytosterol ingredients in a variety of food products and dietary supplements. Previously, the interim final ruling authorized a heart health claim for only plant sterol esters and plant stanol esters. A final ruling by the FDA regarding the use of the health claim with respect to Forbes' phytosterols remains pending.

European Union ("EU"):

Approval Under the Novel Foods Regulations: The Reducol(tm) application which was originally filed by Novartis for milk-based drinks with optional added fruit is still under review. It is expected that once this application has been approved, the Company will be able to apply for additional food groups on a substantial equivalence basis. All Novel Food applications for products containing phytosterols are currently on hold pending the drafting and implementation of new regulations for labelling of such products. Approval by the EU Commission, if obtained, will allow for marketing in all EU countries.

Structure/Function Claims: In Europe, structure/function claims are allowed, but not medical claims (i.e., to cure, treat, or mitigate disease).

Australia:

Dietary Supplements: Forbes sterols received approval for marketing as a complementary medicine by the Office of Complementary Medicines in July 2001.

Novel Foods: Only vegetable oil spreads containing sterol esters are currently on the Australian market. The use of phytosterol food additives in the Australian market has been regulated since June, 2001. The Australian New Zealand Food Authority approved Forbes sterols for use in vegetable oil spreads in May, 2002. A potential customer is proposing to file an application proposed or milk-based drinks in Australia.

Canada: Marketing of phytosterol food products in Canada is not currently possible. Health Canada has classified all phytosterol products, which would include sterol esters, stanol esters or free sterols as drugs. Additionally, the division which oversees food products has currently taken the attitude that no nutrients naturally present in foods can be enhanced in concentration to form functional foods.

INTELLECTUAL PROPERTY

As of May 10, 2003, the Company holds, directly or indirectly through license, rights to 110 patents and pending patent applications in the United States and worldwide, of which 17 are exclusively licensed from UBC. Many of the 110 patents and patent applications are interrelated and in effect assert rights to substantially similar inventions in different jurisdictions. In the United States, the Company has five issued patents, and 18 pending patent applications. In addition to the United States, the Company has patents issued in China, Europe, Norway, Russia, and New Zealand (see the "Patent Portfolio" below for details).

The Company's first filed patent applications in its portfolio are exclusively licensed from UBC and cover the preparation and purification of sterol compositions from the forest derived by-product tall oil soap, the actual compositions and use of these compositions and derivatives as agents to prevent or treat primary and secondary lipid disorders and their clinical complications including coronary heart disease, peripheral vascular disease and stroke.

Of the 93 patents and applications not licensed from UBC, one is in the field of AD and ADD production and the remainder comprise additional therapeutic applications or indications for sterol compositions, formulations and delivery vehicles comprising sterol compositions, new sterol-based derivatives and additional therapeutic indications for these derivatives.

The Company owns or has rights to trademarks and trade names used in connection with its business. The following trademarks are the Company's Canadian and United States trademarks that have been allowed but not yet finally registered: Phytrol(tm), CardioRex(tm) and Xytanol(tm).

Patent Portfolio: Owned by or Exclusively Licensed to Forbes Medi -Tech

The cornerstone of the Company's patent strategy is to pursue the broadest possible patent protection in selected jurisdictions, for its naturally-derived functional food and pharmaceutical products and, where appropriate, for the processes of preparing such products. For each new development, after careful review of prior references and publications in the field, the Company generally files a US Patent Application first. For novel compounds, claims are made to the compound, compositions comprising the compound and uses. At the end of the one year anniversary of the US filing, a Patent Co-operation Treaty ("PCT") application is filed designating all signatory states (currently this numbers over 120).

The PCT is a multilateral treaty administered by the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT filing system provides a streamlined process for obtaining extensive international patent protection. It allows for one application (the "PCT Application") to be filed in English covering the invention, instead of the application being filed at the one year stage in several or dozens of separate states (entailing immediate translations). The subject matter of the PCT Application is searched by WIPO and optionally examined. The PCT filing system does not eliminate the necessity of eventually prosecuting an application before the national regional offices, but it does facilitate such prosecution by providing a formalities check of the application, by searching the subject matter of the application and, in the second chapter of the PCT, by providing a detailed examination report. Another important feature of the PCT system is that, because it provides for the deferral of the national phase filing and processing of the application, it allows the applicant more time to assess whether and in what countries to pursue the application.

US Patent No 5,770,749 issued on June 23, 1998 with claims to both the process of extracting phytosterols from tall oil soap using an extraction solvent comprising water, ketone and a hydrocarbon (with no alcohol) and compositions of phytosterols made by this process. Patent claims to this extraction process and to a composition for lowering serum cholesterol comprising various ratios of beta -sitosterol, campesterol and sitostanol also issued in New Zealand, Russia, China, and have been allowed in the European Patent Office.

US Patent Application Serial No. 09/243,878 was filed on February 3, 1999 as a continuation-in-part application originally deriving from 314,945 (from which the above patent issued). There have been a few continuation applications intervening 314,945 and 09/243,878 including 08/706,345 filed on August 30, 1996. The most recent US filing has all the currently available supporting data therein. The latter application, having claims to the phytosterol composition per se and "indication" claims, is undergoing substantive examination.

PCT Application PCT/CA95/00555 was filed on September 29, 1995 and claims priority back to US Patent application Serial No. 314,945 above. The primary difference between 314,945 and the PCT application is the addition of supporting data on the hamster, mice and rabbit trials. The PCT application was published on April 4, 1996, was searched in the European Patent Office and entered Chapter II of PCT, the examination phase. At the end of the thirty month period from the priority date (March 1997), the PCT application entered the national phase in over 25 countries worldwide, including New Zealand, Canada, Australia, Norway, Ukraine, Lithuania, Estonia, Russia, Moldova, Georgia, Armenia, Latvia, Uzbekistan, Tajikistan, Belarus, Kazakhstan, Bulgaria, Brazil, Poland, China, Europe, Mexico, Japan, Czech Republic, Slovakia and Hungary. Examination is currently underway in these countries. Patents have been allowed in New Zealand, China, Norway, Europe, Russia and most of the Republics of the former USSR. As part a process to streamline its patent filings, the Company opted not to pursue the filings in the Republics of the former USSR.

Cardiovascular Risk Markers US Patent Application 08/675,018 filed on July 3, 1996. Claims allowed under US Patent No. 5,965,449 (on October 12, 1999) for the method of assessing risk for cardiovascular disease using serum phytosterol ratios and levels. The PCT Application was filed on July 3, 1997 and claims priority back to US application. Pending national phase applications in Russia (99101946 filed February 3, 1999), Poland (# unreceived), Europe (97928091.4 filed February 3, 1999), Czech Republic (PV 11-99 filed April 1, 1999), Hungary (maintains international # WO 98/01759 filed on February 3, 1999), Australia (32518197 filed February 1, 1999) and Canada ( 2259519 filed February 3, 1999).

Process for the Microbial Conversion of Phytosterols to Androstenedione and Androstadienedione (AD/ADD) US Patent Application 09/048,432 was filed on March 26, 1998 for a process of microbial conversion of phytosterols to AD and ADD. PCT/CA99/00267 was then filed on March 26, 1999 and claims priority back to US application. US Patent No. 6,071,714 issued on June 6, 2000. PCT entered national phase in September/October 2000 in Canada, Mexico, Russia, European Patent Office (including all extension states), Brazil and Japan. The patent and applications cover a series of solubilizing agents for the bioconversion of phytosterol compositions to AD and/or ADD. These agents allow high concentrations of phytosterols to be utilized with reductions in fermentation time and high yields of AD and ADD, which is a significant improvement over conventional fermentation processes.

Compositions comprising Esterified and Subsequently Hydrogenated Phytosterols and/or Phytostanols US Patent Application 09/079,825 filed on May 15, 1998. PCT/CA99/00402 filed on May 14, 1999 and claims priority back to US application. US Patent No. 6,087,353 issued on July 11, 2000 with claims to a composition comprising one or more esterified and subsequently hydrogenated phytosterols. Claims also cover foods, beverages and pharmaceuticals comprising this composition and method of preparing the composition. National phase entries of PCT application filed in Canada, Europe, Japan.

Compositions comprising Phytosterol, Phytostanol or mixtures of both having enhanced Solubility and Dispersability US Patent Application 09/092,497 filed on June 5, 1998. PCT/CA99/00512 filed on June 5, 1999 and claims priority back to US application. This application is important in the field of commercial "delivery" of phytosterols as it covers: 1) methods of enhancing the solubility and dispersability of phytosterols/stanols; 2) phytosterols/stanols treated to enhance their solubility and dispersability; and 3) claims to various formulations comprising phytosterols including suspensions, emulsions, microemulsions, liposomes, niosomes and general hydrated lipid phases. This application includes the formation of oil and fat-based foods (such as margarines, butter, mayonnaise, dressing, shortenings, and cheeses). National phase entries of the PCT application filed in Canada, Europe, Japan, Brazil, New Zealand and Australia.

Compositions comprising Phytosterols and/or Phytostanols and Omega-3 Fatty Acids and use in treating and preventing Cardiovascular Disease US Patent Application 09/118,809 filed July 20, 1998. PCT/CA99/00655 was file d on July 20, 1999 and claims priority back to US application. This application covers compositions comprising phytosterols and omega-3 fatty acids. National phase entries of the PCT application filed in Europe, Canada, Russian Federation, and Australia.

Method of Preparing Microparticles of Phytosterols and/or Phytostanols US Patent Application 09/243,877 filed on February 3, 1999. PCT/CA00/00096 was filed on February 3, 2000 and claims priority back to US application. Claims cover a method of preparing microparticles of one or more phytosterols, phytostanols or mixtures of both which comprises dispersing or suspending the phytosterols and/or phytostanols in a semi-fluid, fluid or viscous vehicle and then exposing the vehicle so formed to impact forces to produce microparticles. Other claims cover foods, beverages, pharmaceuticals and nutraceuticals which comprise microparticles of phytosterols and/or phytostanols. National phase entries of the PCT application filed in Japan, Canada, Europe and Brazil.

Process of Purifying Phytosterols from Plant Derived Sources US Patent Application 09/300,135 filed on April 27, 1999. PCT/CA00/00455 was filed on April 27, 2000 and claims priority back to US application. Claims cover a universal process for purifying phytosterols from a wood or plant derived source which comprises extracting from the source a concentrated extract comprising phytosterols and a hydrocarbon; complexing the extract so formed with a metal salt; separating the phytosterol/metal salt complex from the hydrocarbon; washing the complex with a solvent mixture comprising one or both of a hydrocarbon and a ketone; hydrolysing the washed complex so formed and finally separating the phytosterols therefrom. This application further describes a process of preparing a phytosterol composition which comprises blending a mixture of both hydrogenated and non-hydrogenated phytosterols, from various wood and plant derived sources. PCT application entered the national phase in Canada, Japan, Europe and Brazil.

Compositions comprising Edible Oils or Fats and Phytosterols/Phytostanols substantially dissolved therein US Patent Application 09/434,356 was filed on November 3, 1999. PCT/CA/01298 was filed on November 3, 2000 and claims priority back to US application. Claims cover:

  a method preparing composition of oil or fat in which phytosterols or phytostanols (or Phytrol(tm)) are substantially completely dissolved;
  compositions of edible oil or fat comprising phytosterols/stanols (such as Phytrol);
  food products and beverages comprising edible oils or fats and phytosterol/stanol (such as Phytrol) dissolved therein; and
  method of treating preventing CVD by administering compositions

The PCT application entered the national phase in Canada, Europe and Japan.

Novel Crystalline Composites Comprising Phytosterols and Phytostanol or Derivatives Thereof US Patent Application 09/489,541 was filed on January 21, 2000. PCT/CA01/00053 was filed on January 21, 2000 and claims priority back to US application. Claims cover:

  composite crystalline structure comprising a phytosterol, phytostanol (such as Phytrol) or derivative thereof;
  method treating/preventing CVD using composites;
  method lowering serum cholesterol using composites;
  food or beverage comprising composites; and
  process making composites

The PCT application entered the national phase in Canada, Europe, Brazil, Mexico, Australia, and China.

Oil Compositions Comprising Short, Medium and Long Chain Triglycerides and use in reducing Weight Gain US Patent Application 09/586,431 was filed on June 2, 2000. PCT/CA01/00802 was filed on June 4, 2001 and claims priority back to US application. Claims cover:

  method of reducing weight gain using unique composition of short, medium and long chain triglycerides;
  method reducing serum cholesterol and triglycerides using composition;
  oil composition for use in reducing body weight; and
  comestible and beverages incorporating composition.

The PCT application entered that national phase in Canada, Europe and Japan.

Novel Heterocyclic Derivatives comprising Phytosterols and/or Phytostanols US Patent Application 09/337,810 filed on June 20, 1999. PCT/CA00/00731 was filed on June 20, 2000 and claims priority back to US application. The claims cover:

  derivatives (esters and ethers) comprising phytosterols or phytostanols and heterocyclic or aromatic units, the heterocyclic unit most preferably being nicotinic acid (niacin);
  compositions comprising these derivatives;
  comestibles/beverages comprising these derivatives; and
  method preventing cardiovascular disease by administering one or more of these derivatives.

The PCT application entered the national phase in Canada, Europe and Japan.

Novel Structures comprising Phytosterols and/or Phytostanols and Ascorbic Acid US Patent Application 09/339,903 filed on June 23, 1999. US (continuation-in-part) Application 09/916,817 was filed on July 25, 2001. PCT/CA00/00730 was filed on June 20, 2000 and claims priority back to US Patent Application 09/339,903. The claims cover:

  novel chemical structures comprising phytosterols and/or phytostanols and ascorbic acid;
  compositions comprising these structures and pharmaceutical carriers;
  comestibles/beverages comprising these structures; and
  method preventing cardiovascular disease by administering one or more of structures.

The PCT application entered that national phase in Canada, Europe, Japan, China, Norway, Brazil, Australia, New Zealand, Russia, Korea and South Africa.

Method of Extracting Phytosterols from Pitch Canadian Patent Application Serial No. 2,230,373 was filed on February 20, 1998. PCT/CA99/00150 was filed on February 19, 1999 and claims priority back to Canadian application. The PCT application entered the national phase in the US, Europe and Japan in August/September 2000 (US Patent Application 09/601,762). The claims cover a method of extracting phytosterols and phytostanols sterols from pitch using steps of:

  creating modified pitch (saponifying with base, adding acid to neutralize, followed by water removal);
  distilling with two stages; and
  crystallizing the sterol/stanol product.

Novel Structures comprising Phytosterol and/or Phytostanol and Ascorbic Acid and use thereof as Weight Regulating Agents US Patent Application 09/985,749 was filed on October 25, 2000. PCT/CA01/01483 was filed on October 25, 2001 and claims priority back to US application. Claims cover a method of decreasing weight gain in an animal which comprises administering to the animal one or more derivatives of phytosterols and phytstanols and ascorbic acid. Further claims cover a method of increasing weight loss in an animal which comprises administering to the animal one or more derivatives of phytosterols and phytstanols and ascorbic acid. The PCT application recently entered the national phase in Canada, Europe, Japan, Norway, Mexico, Australia, New Zealand, and Korea.

Method of reducing the in vivo cholesterol ester transfer protein mediated transfer of cholesteryl esters between high density lipoproteins (HDL) and low density lipoproteins (LDL) US Patent Application 09/965,687 was filed on September 26, 2001. PCT/CA02/01457 was filed on September 26, 2002 and claims priority back to US application. Claims cover a method of reducing the in vivo cholesterol ester transfer protein mediated transfer of cholesteryl esters between high density lipoproteins

(HDL) and low density lipoproteins (LDL) which comprises administering a therapeutically effective amount of one or more derivatives of phytosterols and phytstanols and ascorbic acid. Claims also cover the treatment and prevention of cardiovascular disease and its underlying conditions, including atherosclerosis, dyslipidemic conditions or disorders, hypercholesterolemia, and hypoalphalipoproteinemia in an animal by reducing the in vivo cholesterol ester transfer protein mediated transfer of cholesteryl esters between high density lipoproteins (HDL) and low density lipoproteins (LDL) using the claimed ascorbic acid derivatives.

Recent Applications Included in the total number of 110 patents and applications to which Forbes has exclusive rights are nine more recently filed, but as yet unpublished, US and PCT applications in the area of phytosterol compositions, phytosterol derivatives, processes of extracting sterols from raw materials, and their uses.

LEGAL MATTERS

The Company is aware of no pending or threatened legal proceedings to which the Company is a party, or of which any of its properties is the subject.

FACILITIES

Corporate Offices The Company leases approximately 5,614 square feet of office space at executive offices located in Vancouver, British Columbia at an annual cost of approximately $153,000.

Other Facilities The Company leases approximately 10,000 square feet of laboratory space in the Donald Rix building on the UBC campus at a cost of approximately $282,000 per year. Due to the closure of the laboratory, the Company is currently negotiating with a third party to sublease this space. The Company, through its interests in the Phyto-Source LP, holds a 50% interest in a sterol manufacturing facility near Houston, Texas. See Item 3 - Narrative Description of the Business - Nutraceuticals -Commercial Production of Reducol(tm) and Phytosterols.

EMPLOYEES

As of May 15, 2003, the Company employed 13 full-time and one part-time management, scientific and administrative employees. Presently, the employees are situated in Vancouver, British Columbia. The Company believes that relations with its employees are excellent, and the Company is not a party to any collective bargaining agreement. Further, the Company receives periodic consultations from many scientific and academic contacts at various universities, including UBC, McGill University, University of Toronto and Oregon Health Sciences University, relating to its research and development efforts. The Company anticipates that it will hire additional personnel on a progressive basis.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Company's audited financial statements for the year ended December 31, 2002, together with the auditor's report thereon, are filed with the applicable securities commissions and are incorporated herein by reference. These financial statements and auditors report thereon can be located at www.sedar.com.

FINANCIAL DATA FOR THE LAST FIVE FINANCIAL YEARS

This Annual Information Form relates to the financial year of the Company ending December 31, 2002. The following is a summary of certain selected audited consolidated financial information for the Company's last five financial years, which is qualified by the more detailed information appearing in the financial statements of the Company:

Dividends The Company has not paid its shareholders any dividends since its incorporation. It is the present policy of the Company to retain all earnings to support the growth of the business, accordingly, it is expected that no dividends will be paid by the Company in the foreseeable future. Any future payment of dividends will be determined by the Board of Directors of the Company on the basis of the Company's earnings, financial requirements and other relevant factors.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

Overview:

FORBES MEDI-TECH, INC. ("Forbes" or the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements. Plant sterols, also referred to as phytosterols, are lipid-like compounds found in and derived from plants and have a similar molecular structure to cholesterol.

Forbes' main products under development and commercialization include its promising cholesterol-lowering pharmaceutical product, FM-VP4, which represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors. Other products under development for commercialization include phytosterol food additives and dietary supplements. All of Forbes' research activities are currently focused on cholesterol-lowering benefits.

In the year 2002, Forbes attained key milestones for FM-VP4. In January 2002, the Phase I clinical trial designed to establish the safety of FM-VP4 was initiated at the Academic Medical Center, University of Amsterdam, one of the world's leading centers for the management and research of dyslipidemia. In August of 2002, Forbes received approval from the Medical Safety Review Panel of the AMC to initiate the Phase II component of its clinical trial on FM-VP4. In early 2003, Forbes began the dosing component of FM-VP4's Phase II clinical trial, with Phase II completion expected in the fourth quarter of 2003.

In addition to FM-VP4, the Company anticipates exploring cardiovascular and related indications of the VPx Library of Compounds including: cholesterol and triglyceride-lowering; HDL-increasing (good cholesterol); anti-obesity; anti-diabetic; and anti-inflammatory.

In May of 2000, Forbes received clearance under the Generally Recognized as Safe ("GRAS") regulations to sell Reducol(tm) in food products and dietary supplements under the Dietary Supplement Health Education Act ("DSHEA") regulations in the USA. Although able to sell Reducol(tm) and non-branded sterols in the USA, the Company has been awaiting a decision from the US Food and Drug Administration ("FDA") allowing Forbes to advertise the health benefits of its cholesterol-lowering ingredients. While a final ruling is still pending, the FDA, in early 2003, issued a letter to Forbes which allows Forbes and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA to Forbes' range of phytosterol products, including Reducol(tm). The Company considers this a major milestone in its ability to sell its clinically proven product, Reducol(tm). The Company is also pursuing obtaining the relevant approvals for sales of its products in other international markets.

In the area of functional foods, Forbes announced clinical study results in May of 2002 for a "designer" cooking oil, which was shown to lower cholesterol levels and may aid in the loss of body weight. The clinical study conducted at McGill University in Montreal showed that a diet including Forbes' "designer oil" resulted in a decrease of LDL cholesterol concentrations along with an added benefit of a decrease in total body weight tissue volumes compared with participants who consumed olive oil in the diet. The benefits of Forbes' "designer oil" were presented to the American Heart Association ("AHA") at a Scientific Sessions 2002 conference in Chicago, Illinois.

In late 2002, the Company's chocolate study findings were published in the British Journal of Nutrition. These results showed study participants who consumed the phytosterol-enriched chocolate for a period of over four weeks experienced reductions in their LDL cholesterol levels of 10.3%.

Phytosterols historically have been incorporated into high fat foods such as spreads and dressings. Forbes continues its research work in a wide area of phytosterol food additives in order to provide appealing vehicles for cholesterol lowering compounds by adding them to a variety of foods including dairy products, baked goods and cooking oil, with an emphasis on taste and texture.

Over the last several years, Forbes has invested significant funds in the areas of phytosterol food additives and dietary supplements. These include an investment in the Phyto-Source Limited Partnership, a 50/50 joint venture between Forbes and Chusei (USA) Inc. The Phyto-Source Limited Partnership operates a dedicated phytosterol manufacturing facility near Houston, Texas. This joint venture is accounted for by the proportionate consolidation method under which the Company's 50% proportionate share of the assets, liabilities, income and expense of the joint venture are reflected in the Company's financial statements.

In 2001, the Company changed its fiscal year-end from July 31 to December 31. The Company's last financial year ended December 31, 2002 is accordingly being compared to the five-month transition period ended December 31, 2001 and to the twelve-month period ended July 31, 2001.

Critical Accounting Policies:

Forbes' consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 18 to the consolidated financial statements for the year ended December 31, 2002. The Company believes that the estimates and assumptions which it relies upon are reasonable based on information available to the Company at the time that these estimates and assumptions are made. Actual results could differ from the Company's estimates. Areas of significant estimates include amortization and recoverability of capital and intangible assets, and recognition of deferred revenues. Note 2 to the consolidated financial statements for the year ended December 31, 2002 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of the Company's significant accounting policies.

Changes in Accounting Policies:

Revenue recognition During the year ended July 31, 2001, the Company changed its accounting policy for revenue recognition of licensing option payments, upfront fees and milestone payments to conform with Staff Accounting Bulletin No. 101 (SAB No. 101) of the US Securities & Exchange Commission. Accordingly, contract research payments and milestone payments are recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty or other related arrangements. Previously, the Company recognized such fees as revenue when they were non-refundable and the Company had performed all identified obligations leading to the payments. This change in accounting policy was applied on a retroactive basis

Stock-based compensation

Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The Company applied Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002. The Company now accounts for all options granted to non-employees under the fair value based method which recognizes the fair value of the options as they are earned and the services are provided. The Company continues to account for all options granted to employees and directors under the settlement method whereby no compensation cost is recorded and consideration paid by the employees upon the exercise of stock options is recorded as share capital. The pro forma effect of accounting for these awards under the fair value based method is disclosed in note 10(g) of the consolidated financial statements.

Impariment of long-lived assets Effective January 1, 2002, the Company adopted the new Recommendation of the CICA handbook Section 3063 relating to impairments of long lived assets. Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This change in policy did not result in any impairment charge for the year ended December 31, 2002.

Results of Operations:

Fiscal 2002 compared to the Five month period ended December 2001 and Fiscal year ended July 2001 For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million ($0.19 per share) compared with a net loss of $6.5 million ($0.30 per share) for the five months ended December 31, 2001, and a net loss of $19.7 million ($0.93 per share) for the year ended July 31, 2001

Contributing to the reduced loss for the year ended December 31, 2002 of $4.1 million was a one-time net gain of $6.0 million realized on the settlement of the ReducolT M licensing agreement with Novartis (see note 11(a) to the consolidated financial statements) which was offset by a write-down of the Company's laboratory leaseholds and assets in the amount of $1.1 million.

Forbes to date, has been focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2002 the Company's accumulated deficit was $55.4 million.

Revenues For the year ended December 31, 2002, a majority of the Company's revenues were earned from sales of phytosterol products to two customers. Forbes reported total revenues, including interest income, for the fiscal year ended December 31, 2002 of $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.

Summary:	FY Dec 2002	5-mo Dec	FY Jul 2001
		2001

Sales	$6.9	$2.8	$3.7
Licensing	0.9	0.9	2.1

Phytosterol revenues	7.8	3.7	5.8
Interest and other	0.2	0.2	2.1

Total revenues	$8.0	$3.9	$7.9

Phytosterol revenues have increased to $7.8 million for the year ended December 31, 2002, compared with $3.7 million for the five-month period ended December 31, 2001, and $5.8 million for the year ended July 31, 2001. Phytosterol revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with the Company's revenue recognition policies outlined above. Sales of phytosterols were $6.9 million for the year ended December 31, 2002, compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for the year ended July 31, 2001. The increase in sales for the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company's share of sales of non-branded sterols from the Phyto-Source joint venture. Sales of Forbes Phytrol(tm) product (consumer branded as Reducol(tm)) commenced in dietary supplements in the United States with Twin Laboratories (Cholesterol Success(tm)) and Pharmavite (Nature Made's Cholest-Off(tm)) in the latter part of 2001.

Operating Expenses (excluding depreciation and amortization)

Summary:	FY Dec 2002	5-mo Dec 2001	FY Jul 2001

Cost of sales, marketing &
product development	$7.2	$3.9	$9.7
Research and development	3.2	2.1	7.1
General and administrative	4.2	2.1	7.0
	$14.6	$8.1	$23.8
On a monthly average basis/
Per month:	$1.2	$1.6	$2.0

Cost of sales, marketing and product development Cost of sales, marketing and product development for the year ended December 31, 2002 totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001. Included in fiscal 2002 was an amount of approximately $0.8 million of upscaling costs for the Company's development of the fine chemical AD/ADD. On an annualized pro forma basis, cost of sales, marketing and product development for the year ended December 31, 2002 was $2.0 million less than for the five-month period ended December 31, 2001. Cost of sales, marketing and product development for the year ended 2002 related primarily to the cost of sterols sold. In the five-month period ended December 31, 2001 and the year ended July 31, 2001, significant inventory valuation adjustments were included in the cost of sales figure relating to start-up and development costs for both the sterols and fine chemicals businesses.

Research and development The Company's net research and development (R&D) expenses for the year ended December 31, 2002, totaled $3.2 million, compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001. In the year ended December 31, 2002, on a monthly average basis, R&D expenditures have been reduced by 35% compared to the five months ended December 31, 2001. The reduction in R&D expenditures is partly as a result of the Company's decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4. Non-core research, not directly related to the Company's new and more focused R&D project pipeline, has been curtailed as the Company successfully continues its cost-saving directives. The main R&D expenditures in 2002 were and, through 2003 will be, in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4. Additional funding will be required in order for Forbes to be able to pursue the discovery and/or development of non-core compounds in 2003.

In an effort to further reduce operating costs, towards the end of 2002, the Company began scaling down research work conducted at its biotechnology research laboratory on the University of British Columbia (UBC) campus. Research which had been conducted at the facility will be outsourced to third-party laboratories as in years prior to the opening of the laboratory facilities. The decision to suspend Forbes' lab work at UBC was reached after analyzing the costs of fully staffing and operating the dedicated laboratory facilities in light of the Company's current objectives and on-going research projects. R&D overhead expense was significantly reduced by contracting out the Company's research activities to other facilities and is expected to be further reduced by a potential sub-lease of the laboratory premises.

The Company is currently actively seeking sub-lessees for the laboratory facilities. Laboratory equipment valued at $0.2 million has been transferred to UBC as payment in kind for future research services. Laboratory assets valued at a net book value of $0.30 million were sold or disposed of for net proceeds of $0.27 million. The Company decided in December of 2002 to write down the balance of the laboratory assets in anticipation that these assets may be disposed of in the near future. The total net book value written down at December 31, 2002, amounted to $1.1 million including an amount of $0.7 million for leasehold improvements.

General and administrative Continuing cost-cutting measures are evident from the reduction in general and administrative expenditures (G&A), from $7.0 million in the year ended July 31, 2001 to $4.2 million in the 2002 fiscal year. On an average monthly basis, G&A costs have decreased to $0.35 million per month for the year ended December 31, 2002, from $0.43 million per month for the five-month period ended December 31, 2001 and $0.58 million per month for the year ended July 31, 2001. The reductions in administrative expenses are primarily attributable to downsized operations, resulting in lower personnel costs and such expenses as legal and travel.

Other income (expense)

Summary:	FY Dec 2002	5-mo Dec 2001	FY Jul 2001

Gain on settlement of
licensing arrangements	$6.0	$-	$-
Write-down of leaseholds
and assets	(1.1)	-	-

Write-down of pilot facility	-	(1.3)	(2.7)
Other income (expense)	$4.9	$(1.3)	$(2.7)

In June 2002, Forbes signed an agreement with Novartis to acquire the rights to Reducol(tm), which had previously been licensed by Forbes to Novartis. Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (C$3.8 million). As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million and hence recognized a net gain of $6.0 million. Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. As of December 31, 2002, a total of US$0.04 million is payable to Novartis in royalties from phytosterol sales. A minimum of US$1.5 million (C$2.4 million) is due to be paid to Novartis by June 30, 2003 with the remaining US$0.5 million (C$0.8 million) due by December 31, 2003.

The Company is continuing its sterol manufacturing efforts solely through the Phyto-Source LP joint venture in Pasadena, Texas. In the year ended July 31, 2001, the Company wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3.0 million. In the five months ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the anticipated sale price of the facility. On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1.6 million. Upon closing, Forbes received proceeds of $0.4 million. The balance of $1.2 million is payable in the amount of $0.35 million plus interest on May 9, 2003, and $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

Liquidity and Capital Resources:

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings and, to a lesser extent, license and sales revenues and government grants.

The Company's net cash and short-term investments as of December 31, 2002 was $0.4 million compared to December 31, 2001 of $6.7 million, and $18.0 million at July 31, 2001. The Company had a working capital deficit of $3.5 million at December 31, 2002. The working capital deficit includes an amount of $3.2 million of royalties payable and $1.0 million convertible debenture due by the end of 2003. Excluding such royalties and debenture, the Company's working capital was $0.7 million.

Cash used in operating activities was $3.8 million in fiscal 2002 compared to $6.2 million in the five-month period ended December 31, 2001, and $24.7 million in the fiscal year ended July 31, 2001. The decreases in cash used primarily reflect the decrease in Forbes' net loss for each year. Net changes in non-cash working capital items provided cash of $3.9 million compared to a use of cash of $1.0 million in the five-month period ended December 31, 2001, and a use of cash of $6.7 million in the year ended July 31, 2001. The changes in non-cash working capital items each year mainly reflect the changes in inventory levels and changes in accounts receivable, accounts payable and accrued liabilities.

Net cash used in investing activities was $1.4 million for 2002 compared with cash provided of $4.1 million for the five-month period ended December 31, 2001, and cash provided of $21.8 million for the year ended July 31, 2001. Cash provided in the five -month period ended December 31, 2001 and the year ended July 31, 2001 was due to proceeds from short-term investments which were used to fund on-going operations. Also, additions to capital assets in 2002 were $1.6 million which related to the completion of the Phyto-Source joint venture phytosterol manufacturing facility near Houston, Texas.

In fiscal 2002, net cash of $1.1 million was provided by two private placements. In August of 2002, the Company, through a private placement, issued 324,861 units at $0.65 per unit for net cash proceeds of $0.2 million. Each unit consisted of one common share plus .08 of a common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004. In September of 2002, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million. On January 24, 2003, the 1.5 million special warrants were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant, further to the special warrant investors having waived the requirements for the Company to file and obtain receipts for a prospectus. Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable. Accordingly, net cash used in/provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001. Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35) million in Phyto-Source LP towards completion and operation of the manufacturing facility. The Company also had commitments under various research and development contracts for up to $0.8 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4.  The Company is continuing to maintain its reductions in spending in an effort to improve its working capital position and to reduce the amount of cash used in operations. In September of 2002, the Company announced that it and the Phyto-Source joint venture had secured sterols supply agreements for up to $40.0 million (US$26.0 million) over a two-year period based on customer forecasts. These include a major agreement between the Phyto-Source joint venture and a large multinational company. Production of the phytosterols is undertaken by Phyto-Source. In 2003, the Company plans to set off its remaining capital commitment to Phyto-Source against amounts owed by Phyto-Source to the Company for inventory. Based on supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and planned divestiture of the Company's AD/ADD business, Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2003. The Company, however, is continuing to look at various financing opportunities to further develop its pipeline of products, to retire its commitments to Novartis and its convertible debenture, and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned. It will also be necessary for the Company to seek additional financing during 2003 to meet expenditures of continuing research and development work in 2004, to improve the Company's working capital position and to minimize risks to its operations. The current financial market for equity offerings is challenging and there can be no assurance that additional financing will be available on favourable terms, if at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing may have a material effect on the Company's current cash-flow and the Company's ability to continue its operations. In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible additional sterol contracts or alliances, as well as possible merger or acquisition (M&A) transactions.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

Sales:

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered, the Company is projecting its share of revenue from sterol sales for 2003 of $12 million. This figure represents the Company's share of the $20 million projected revenue of the combined sales contracts of the Company and Phyto-Source.

Forward Looking Statements and Risk Factors That May Affect Future Results:

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any stock exchange also may include forward -looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, financings, operations, divestitures, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance. Forward-looking statements generally are identified by the words "expected", "expects," "promising", "anticipates," "believes," "intends," "estimates," "projecting", "projects", "planned", "plans" and similar expressions or variations thereon, or that events or conditions "will," "may," "could" or "should" occur.

The Company is subject to significant risks and past performance is no guarantee of future performance. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business. This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

  Need for Additional Funds As at December 31, 2002, the Company had a working capital deficit. The Company will be expending substantial funds in 2003 and will be required to obtain additional sources of capital to continue funding research and development, to improve its working capital position and to minimize risks to its operations. The current financial market for equity offerings is challenging and there can be no assurance that such additional funds will be available on acceptable terms or at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company's cash flow and operations and its ability to continue its operations. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.

  Dependence Upon a Few Customers and Products Most of the Company's revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer's projected demands for the Company's products, or the ability of such customers to meet their contractual obligations may negatively impact the Company's business and operations.

  Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market. The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

  ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell the Company's products costs or other factors which may make manufacturing or marketing of products impractical and non-competitive unacceptability of the products in the market place

  inability to protect the Company's intellectual property rights necessary for the research and development, manufacture and sale of the Company's products the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company the risk of obsolescence of the Company's technology

  insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results

  Competition The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company's products obsolete or uncompetitive prior to recovering its expenses. The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

  Risks Related to Joint Ventures and Strategic Relationships The Company is dependent upon joint ventures and strategic relationships to generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company's future revenues and business.

  Future Revenues and Profitability are Uncertain The Company's future revenues and profitability are uncertain for a number of reasons, such as the future demand for the Company's products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

  Currency Fluctuation The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations. At present, the Company does not have any plans to hedge against any currency risk.

  The Company has a History of Losses For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million and an accumulated deficit of $55.4 million. The Company anticipates that it will continue to incur significant losses during fiscal 2003 and that it will not reach profitability until after further successful and profitable commercialization of its products. Even then, the initial losses incurred by the Company may never be recovered. There can be no assurance that any of the Company's recently launched products or products currently under development will be commercially successful.

  Need for Growth The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company's resources will be able to adequately respond to support such growth.
  Dependence upon Key Personnel The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel. Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.
  Product Liability, Negative Publicity and Insurance The Company is exposed to the risk of product liability claims for the use of its products. The Company's insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company's ability to maintain and obtain adequate future insurance coverage. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.
  Political and Economic Risks The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company's business and operating results.
  Environmental Risks The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company's resources.
  Inflation The impact of inflation on the Company's operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company's filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com ), including, without limitation, in the Company's annual reports/annual information forms on Form 20-F. Forward-looking statements are based on beliefs, opinions and expectations of the Company's management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

ITEM 6 MARKET FOR SECURITIES

The Common Shares of the Company trade on The Toronto Stock Exchange under the symbol "FMI". The Common Shares of the Company began trading on the Nasdaq National Market under the symbol "FMTI" on March 14, 2000. In April 2002 the Company received notice from Nasdaq advising that the price of the Company's shares had for a period of 30 consecutive trading days closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq National Market. The Company was initially given until July 18, 2002 to regain compliance, failing which it would receive written notification from Nasdaq that its securities would be delisted from the Nasdaq National Market. The Company applied for and received approval to transfer the listing of its common shares from the Nasdaq National Market to the Nasdaq SmallCap Market in July 2002, as a result of which the Company was initially given until October 16, 2002 to regain compliance with the US$1.00 minimum bid price requirement. The Company has subsequently received further extensions to regain such compliance, and now has until July 14, 2003 to meet the US $1.00 minimum bid price requirement, failing which the Company's shares will be de-listed from the Nasdaq SmallCap Market.

ITEM 7 DIRECTORS AND OFFICERS

The following table sets forth, for each director and officer of the Company as at May 20, 2003, the name, municipality of residence, office and the principal occupations in which each director and officer of the Company has been engaged during the immediately preceding five years. Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. Each officer holds office at the pleasure of the Board of Directors.

Name, Municipality of Residence	Principal Occupation for the Past Five Years(1)	Director Since
and Office(1)

Tazdin Esmail, B.Sc. (4)	Chairman of the Board of the Company, July 2000 to	March 25, 1992
Delta, British Columbia	present; President and Director of the Company, March
Director and Chairman of the Board	1992 to April 2001; Chief Executive Officer of the
Company, October 1997 to March 2002; and Chief
Operating Officer of the Company, June 1998 to March
1992.

Charles A. Butt, B.Comm.	President of the Company since April 2001 and Chief	September 9, 1999
Toronto, Ontario	Executive Officer since March 2002; Senior Vice
Director, President and Chief	President, Commercial Operations of the Company July
Executive Officer	2000 to March 2002; Executive Vice President & Chief
Operating Officer March 2002 to April 2001; President,
The Charson Group Inc., April 1995 to present.

Percy Skuy, Dipl. Pharm. (2)(3)(4)	Retired, July 1995 to present; President of Ortho-	November 3, 1997
Toronto, Ontario	McNeil Inc., an affiliate of Johnson & Johnson
Director	involved in family planning, immunology,
transplantation and psychiatry, January 1991 to July
1995; Health care consultant, July 1995 to present.

40

Name, Municipality of Residence	Principal Occupation for the Past Five Years(1)	Director Since
and Office(1)

Donald Buxton, Dipl. Physical	Chairman of Labopharm Inc., July 2000 to November	November 1, 2000
Therapy (3)(4)	2000; President and Chief Executive Officer of
Beaconsfield, Quebec	Labopharm Inc., February 1997 to July 2000;
Director	Consultant, January 1996 to February 1997; President
and Chief Executive Officer of Roussel Canada from
1970 to 1994 and of Hoechst-Roussel Canada from 1992
to 1994.

Dr. Joe Dunne, Bsc., Ph.D. (2)(3)(4)	Chairman of the Board and Chief Executive Officer of	December 13, 2000
Rye, New York	Westgate Biological Ltd., June 1999 to present;
Director	President, Cultor Food Science, 1997 to 1999; President
of Quest (Food) International, 1993 to 1997.

Dr. Lily Yang (2)(4)	President & CEO of Theralife Inc. March 2000 to	March 13, 2002
Los Altos, California	present; Consultant June 1998 to March 2000.
Director

Patricia Pracher, CMA	Acting Chief Financial Officer February 2003 to	N/A
Vancouver, British Columbia	Present; Corporate Controller of the Company October
Acting Chief Financial Officer	2002 to present; Director, Accounting Services of the
Company January 2001 to October 2002, Controller of
the Company February 1999 to January 2001,
Controller, Imperial Ginsing Products Dec 1997 to
July1998

Laura Wessman, MBA	Vice President, Business Development of the Company	N/A
Richmond, British Columbia	October 2002 to present; Marketing Manager December
Vice President, Business	2000 to October 2002; Plant Manger, Cominco
Development	Engineering Services Ltd., May 1996 to November 1999

Dr. Tatjana Lukic, MD, M.Sc.	Vice President, Scientific Affairs of the Company	N/A
Vancouver, British Columbia	October 2002 to present; Director, Scientific Affairs of
Vice President, Scientific Affairs	the Company July 2000 to October 2002; Clinical
Research Associate of the Company July 1997 to July
2000.

Jerzy Zawistowski, M.Sc., Ph.D.	Successively, Vice-President, Director and Manager of	N/A
Port Moody, British Columbia	Functional Foods and Nutraceuticals of the Company,
Vice-President, Functional Foods	April 1998 to present; Associate Professor at the
and Nutraceuticals	University of Manitoba, April 1988 to April 1998.

David Stewart, Ph.D.	Successively Vice-President, Director, and Manager of	N/A
North Vancouver, British Columbia	Regulatory Affairs of the Company, 1997 to present;
Vice-President, Regulatory Affairs	Regulatory Affairs Associate, Biovail Corporation
International, 1996 to 1997.

Jeffrey J.E. Motley	Vice President, Commercial Operations of the Company	N/A
Vancouver, British Columbia	May 2001 to present; Vice President, Business
Vice-President, Business	Development of the Company, January 2000 to May
Development	2001; Director of Marketing, Nutritional Division,
Wyeth-Ayerst Canada, January 1996 to December
1999.

(1) The information as to city of residence, principal occupation for the past five years is not within the knowledge of the Company and has been furnished by the respective Directors and Officers individually.

(2) Audit Committee Member for the year 2002. For the year 2002, the Audit Committee was composed of Percy Skuy, Joe Dunne and Lily Yang.

(3) Compensation Committee Member for the year 2002. For the year 2002, the Compensation Committee was composed of Joe Dunne, Percy Skuy and Don Buxton.

(4) Nomination and Corporate Governance Committee Member for the year 2002. For the year 2002, the Nomination and Corporate Governance Committee was composed of Don Buxton, Percy Skuy, Joe Dunne, Lily Yang and Tazdin Esmail.

As of May 20, 2003, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 759,900 common shares of the Company, being approximately 3% of the issued and outstanding Common Shares of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following are the key members of the Company's management team:

Tazdin Esmail, B.Sc. -Chairman of the Board Mr. Esmail has been a director of the Company since March 1992; the Chairman of the Board of the Company since July 2000; Formerly the President of the Company until April 2001; the Chief Executive Officer of the Company October 1997 until April 2002; and the Chief Operating Officer from March 1992 to June 1998. Mr. Esmail brings to the Company over 20 years experience in the biomedical and pharmaceutical fields. Prior to joining the Company, Mr. Esmail was Vice President, Medical Operations of QLT PhotoTherapeutics Inc., formerly Quadra Logic Technologies Inc., a Vancouver-based biotechnology company. In this role, he was responsible for both operations and strategic development. Prior to Quadra Logic, he was with Cyanamid Canada Inc., a subsidiary of American Cyanamid Company, in its Lederle multinational pharmaceutical division where he held several progressive senior management positions in areas such as strategic planning, sales and marketing, new product development, marketing research and management training.

Charles A. Butt, B.Comm. - President & CEO Mr. Butt has been a director of the Company since September 1999 and the President of the Company since April 2002, the CEO since March 2002; formerly the Executive Vice President and Chief Operating Officer March 2001 to April 2001 and the Senior Vice President, Commercial Operations of the Company July 2000 until March 2001. Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).

Percy Skuy, Dip. Pharm. - Director Mr. Skuy has been a director of the Company since November 1997. Mr. Skuy had a 34-year career with Johnson & Johnson where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development and executive management. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a licensed pharmacist, and has been involved in the pharmaceutical and medical communities for many years.

Donald Buxton - Director Mr. Donald Buxton has been a director of the Company since December 2000. Mr. Buxton has been Chairman of the Board of Labopharm, Inc. since July, 2000. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.

Dr. Joe Dunne - Director Dr. Dunne has been a director of the Company since November 2000. Dr. Dunne has been Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, since June, 1999. Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company's Flavor and Food Ingredient activities in the USA, Canada and Mexico. Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

Dr. Lily Yang - Director Dr. Yang has been a director of the Company since March 2002. Dr. Yang is the Chief Executive Officer, President and co-founder of TheraLife, Inc., and has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group. Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups. She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.

Patricia Pracher, CMA - Acting CFO Ms. Pracher has been the Acting Chief Financial Officer of the Company since February 2003. Ms Pracher is also the Corporate Controller of the Company since October 2002. Previously, Ms. Pracher was the Director, Accounting Services of the Company January 2001 to October 2002 and Controller of the Company February 1999 to January 2001. Ms. Pracher is a Certified Management Accountant with the Society of Management Accountants of British Columbia and holds a business degree from York University in Toronto, Ontario. Ms. Pracher's experience includes ten years at a controllership level in various industries including precious metals mining, agriculture, retail sales and international marketing for operations in Canada and the United States.

Jeffrey J.E. Motley - Vice President, Commercial Operations Mr. Motley has been the Vice President, Commercial Operations since May 2001 and Vice President, Business Development of the Company, January 2000 to May 2001. Mr. Motley was formerly Director of Marketing, Nutritional Division, for Wyeth-Ayerst Canada where he was responsible for sales, marketing and business development. He successfully re-engineered the selling and marketing strategy of Wyeth-Ayerst Canada and built and developed a highly motivated team. Mr. Motley also acted as District Sales Manager, Nutritional Division for Wyeth-Ayerst Canada. From 1981 to 1995, Mr. Motley was Sales Manager at the national and district levels as well as Product Manager for Lederle Pharmaceuticals.

Dr. Tatjana Lukic, MD, M.Sc. - Vice President, Scientific Affairs Dr. Lukic has been the Vice President, Scientific Affairs of the Company since October 2002. Previously Dr. Lukic was the Director, Scientific Affairs of the Company July 2000 to October 2002 and a Clinical Research Associate of the Company July 1997 to July 2000. Dr. Tatjana Lukic has extensive experience managing drug discovery projects and a detailed knowledge of intellectual property issues. She is the project leader for the development of Forbes' novel lipid-lowering agent, FM-VP4, and manages all issues relating to patents and trademarks on behalf of the Company. Prior to joining Forbes, Dr. Lukic was a research assistant in the Department of Biochemistry, Faculty of Medicine, at the University of British Columbia. She also worked as a staff physician at the Allergy and Immunology Clinic, University of Belgrade, specializing in the management of acquired immunology deficiency syndromes. Dr. Lukic holds an M.D. degree and a Masters of Science in Immunology from the University of Belgrade in Yugoslavia.

Laura Wessman, MBA - Vice President, Business Development Ms. Wessman has been the Vice President, Business Development of the Company since October 2002 Previously Ms. Wessman was the Marketing Manager of the Company from December 2000 to October 2002. Ms. Wessman joined Forbes Medi-Tech in December 2000 and has been involved in both the nutraceutical and pharmaceutical divisions of the Company, most recently captaining the upscaling and commercial profiling of its pharmaceutical steroidal technology. Ms. Wessman is responsible for chartering the Company's growth through in-house development as well as licensing and acquisitions; she is also responsible for managing the Company's manufacturing activities at the Phyto-Source Joint Venture in Houston Texas. Prior to joining Forbes, Ms. Wessman held positions of increasing responsibility at North Aegean Petroleum and Cominco in the areas of process engineering and project management. Ms Wessman holds undergraduate degrees in Chemical Engineering and Bio -Chemistry from the University of British Columbia and an MBA from Simon Fraser University, Vancouver, BC.

Jerzy Zawistowski, Ph.D. - Vice President, Functional Foods and Nutraceuticals Dr. Zawistowski has successively been the Vice-President, Director and Manager of Functional Foods and Nutraceuticals for thee Company since April 1998. Dr. Zawistowski has provided management, consulting and research expertise in the food and agricultural sciences to both the public and private sectors for over 15 years. He is currently an Adjunct Professor UBC Faculty of Agricultural Sciences and the University of Manitoba Food Science Department, where he received his Ph.D. He serves as Chairman of the British Columbia Functional Foods and Nutraceuticals Network and has published over 30 peer-reviewed papers.

David Stewart, Ph.D. - Vice President, Regulatory Affairs Dr. Stewart has successively been the Vice-President, Director, and Manager of Regulatory Affairs of the Company since May 1997. Dr. Stewart has over 25 years experience in pharmaceutical research within the pharmaceutical a nd biotechnology industries specializing in regulatory affairs, drug approvals, quality assurance and laboratory management. Previously, Dr. Stewart was in Regulatory Affairs at Toronto-based Biovail Corporation International. Dr. Stewart has also held positions as Assistant Professor at the University of Toronto in the Department of Pharmacology, Faculty of Medicine, and Regulatory Affairs Associate for QLT Phototherapeutics Inc., in Vancouver, BC. Dr. Stewart has published 39 scientific papers in the areas of cell membrane biochemistry, addiction research and drug metabolism. Dr. Stewart holds a pharmaceutical patent and is the inventor of 4 additional United States Patents.

James L. Heppell, B.Sc., LL.B. - Secretary Mr. Heppell has been the Secretary of the Company since December 1998. Mr. Heppell is the Chief Executive Officer and Co-Founder of Catalyst Corporate Finance Lawyers since April 1992. Since his call to the bar in 1986, he has been practicing corporate and securities law focusing on technology companies and has extensive background and experience in the public markets as both a legal adviser to public companies and an officer or director of several public companies including Genetronics Biomedical Ltd. and Response Biomedical Corp. Mr. Heppell has a Bachelor of Science in Microbiology from UBC and is a director of the British Columbia Biotechnology Alliance. He is co-editor of the British Columbia Securities Act and Regulations, Annotated.

MEMBERS OF THE MEDICAL & SCIENTIFIC ADVISORY BOARD

Name and Degrees		Titles	Specialties

Jiri Frohlich, MD, FRCPC		Professor of Pathology and Laboratory	The diagnosis and treatment of
		Medicine, UBC; Academic Director, Healthy	hyperlipidemias for the
(Chairman)		Heart Program/Lipid Clinic, St. Paul's	prevention of atherosclerosis
Hospital, Vancouver, British Columbia
Frank	S. Abbott, Ph.D., MSc.,
BSP.		Dean, Faculty of Pharmaceutical Sciences,	Metabolism of valproic acid (an

		Associate, Department of Pediatrics, Faculty	anticonvulsant substance).
of Medicine, Professor, Faculty of
Pharmaceutical Sciences UBC

William E. Connor, MD		Professor of Medicine and Head of Division	Nutrition, coronary heart disease
		of Endocrinology, Metabolism & Clinical	and lipid metabolism
Nutrition, Department of Medicine, Oregon
Health Sciences University, Portland, Oregon

Jean Davignon, O.C., MD, DHC,		Professor, Faculty of Medicine, University of	The diagnosis and treatment of
FRCPC, FACP, FRSC		Montreal; Director, Hyperlipidemia and	hyperlipidemias and
		Atherosclerosis Research Group, Clinical	atherosclerosis
Research Institute of Montreal; Emeritus
Physician of the Hotel-Dieu, Montreal,
Quebec
L.A. Mitscher, Ph.D., BSc.		Distinguished Professor in the Department of
(Pharm)			Antibiotics, genetics,
Medicinal Chemistry University of Kansas,
		Intersearch Professor Victorian College of	chemoprevention,
		Pharmacy Melbourne Australia, Adjunct	biosynthesis and applications
		Professor of Pharmaceutical Sciences	of combinational
		University of Missouri-Kansas City	methodologies in drug
discovery.

Margo Moore, Ph.D., BSc.		Associate Professor Department of	Research into biological
		Biological Sciences Simon Fraser University,	toxicology and remediation, and
		Burnaby, Canada.	research into pathogenic
microorganisms.

45

Name and Degrees	Titles	Specialties

George Steiner, MD, FRCPC	Professor of Medicine and Physiology,	Lipid metabolism and diabetes
University of Toronto; Director of the Lipid
Research Clinic, Toronto General Hospital,
Toronto, Ontario

	Reader, Organic Chemistry Department of	The basic role of plant products
Robert S. Ward, MA., Ph.D.
	Chemistry University of Wales, Swansea,	called lignans in the chemistry of
	United Kingdom	drugs, particularly those relating
to cancer tumours.

MEMBERS OF THE FUNCTIONAL FOOD AND NUTRACEUTICALS ADVISORY BOARD

Name and Degrees	Titles	Specialties

Peter J.H. Jones, Ph.D.	Professor and Director, School of Dietetics &	Experimental nutrition;
(Chairman)	Human Nutrition, McGill University,	cholesterol, fat, energy
	Montreal, Quebec	metabolism and lipid synthesis
in humans

G. Harvey Anderson, Ph.D.	Professor of Nutritional Sciences,	Amino acid metabolism, food
	Physiology and Medical Sciences, Faculty of	selection and intake regulation,
	Medicine Director, Program in Food Safety,	diet and behavior, infant
	Nutrition and Regulatory Affairs, Associate	nutrition, total parental nutrition,
	Dean of the School of Graduate Studies,	and diet and chronic disease
University of Toronto, Toronto, Ontario

Dr. Atif Awad	Associate Professor and Director, Nutrition	Structure -function relationship
	Program, Associate Professor of	in mammalian cell membranes
	Biochemistry, State University of New York,	and mechanisms by which
	University at Buffalo.	dietary fat influences chronic
diseases such as cancer and
cardiovascular diseases.

Costas G. Biliaderis, Ph.D.	Professor, Department of Food Science and	Physical chemistry, the
	Technology Aristotle University,	structure -function relationship
	Thessaloniki, Greece	of food carbohydrates

Sonja L. Connor, MS, RD, LD	Associate Professor, Division of	Effect of nutrients, including
	Endocrinology, Diabetes and Clinical	essential fatty acids, on disease
	Nutrition, Oregon Health Sciences	prevention
University, Portland, Oregon

G. (Joe) Mazza, Ph.D., FCIFST	Senior Research Scientist and Head, Food	Food science and chemistry,
	Research Program, Agriculture and Agri-	processing and quality of
	Food Canada, Research Centre, Summerland,	functional foods and
	British Columbia	nutraceuticals

Bruce E. McDonald, Ph.D.	Executive Director, Manitoba Health	Dietary fats and oils in human
FCIFST	Research Council; Senior Scholar, Foods and	nutrition, lipid chemistry
Nutrition Department, University of
Manitoba, Winnipeg, Manitoba

46

Name and Degrees	Titles	Specialties

David D. Kitts, Ph.D.	Associate Professor, Foods, Health and	Food chemistry, toxicology and
	Nutrition, UBC, Vancouver, British Columbia	nutrition, antioxidants in disease
prevention

CONFLICTS OF INTEREST

Certain of the Directors and Officers of the Company also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with the Company or which may provide professional services to the Company. For example, Tazdin Esmail, the Company's Chairman, is also a director of Genetronics Biomedical Corporation, Pheromone Sciences Corp., Karma Capital Corporation, Qwest Biotech and President of Vestco Enterprises, a Private Consulting Company;.; Percy Skuy, a director of the Company, is also a director of Dimethaid Research, Inc., Labopharm Inc., Topigen Pharmaceuticals Inc. and a consultant for Humber College; Donald Buxton, a director of the Company, is also the Chairman of the Board of Labopharm Inc., and a minority shareholder & member of the Management Advisory Committee for Baralex Inc.; Joe Dunne, a director of the Company, is also Chairman and CEO of Westgate Biologicals and a consultant for Mastertaste, Kelloggs, and Iogen; ; Lily Yang, a director of the Company is also President & CEO of Theralife Inc.; Jim Heppell, the Secretary for the Company is also a director of Harbour Pacific Capital Corp., director, Interim Chairman and Secretary for Genetronics Biomedical Corporation, and the Secretary for Cardiome Pharma Corp., Nucleus BioScience Inc. and Karma Capital Corp.; Dr. Jerzy Zawistowski is a director for the BC Functional Foods and Nutraceutical Network and an Adjunct Professor with UBC. Consequently there exists the possibility for such Directors and Officers to be in a position of conflict. Under the Canada Business Corporations Act, any decision made by such Directors and Officers involving the Company are required to be made in accordance with his or her duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such Directors are required to declare, and refrain from voting on, any matter in which such Directors may The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transactions terms that would not be available from clearly independent third parties on an arm's length basis.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Company's Information Circular dated April 30, 2003 for its annual general meeting of shareholders to be held on May 29, 2003. Additional financial information is provided in the Company's unaudited First Quarter 2003 financial statements and audited consolidated financial statements for the financial year December 31, 2002, as at December 31, 2001, and for the financial years July 31, 2000 and July 31, 1999, including the related notes thereto, all of which are incorporated herein by reference. The Company's Financial Statements, Annual Report and other information about the Company can be located at www.sedar.com.

The Company will also provide to any person, on request to the Secretary of the Company, the following information:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

            (i) one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

          (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company's auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

        (iii) one copy of the information circular of the Company in respect of its most recent annual general meeting of shareholders tha t involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

To receive such documents, please contact James L. Heppell, Catalyst Corporate Finance Lawyers, 1100 -1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, telephone: (604) 443-7011; fax: (604) 443-7000.

ITEM 9 FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Annual Information Form contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any securities exchange also may include forward-looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "projects" and similar expressions, or that events or conditions "will," "may," "could" or "should" occur.

The Company is subject to significant risks and past performance is no guarantee of future performance. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business. This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

The Company has a History of Losses For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.6 million and an accumulated deficit of $55.8 million. The Company incurred net losses of $6.9, $11.3 million, $19.7 million and $6.5 million for the financial years ended July 31, 1999, 2000 and 2001, and the five months ended December 31, 2001, respectively. The Company anticipates that it will continue to incur significant losses during fiscal 2003 and that it will not reach profitability until after successful and profitable commercialization of one or more of its products. Even if one or more of its products are profitably commercialized, the initial losses incurred by the Company may never be recovered. There can be no assurance that any of the Company's recently launched products or products currently under development will be commercially successful.

Need for Additional Funds As at December 31, 2002, the Company had a working capital deficit. The Company will be expending substantial funds in 2003 and will be required to obtain additional sources of capital to continue funding research and development, to improve its working capital position and to minimize risks to its operations. The current financial market for equity offerings is challenging and there can be no assurance that such additional funds will be available on acceptable terms or at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company's cash flow and operations and its ability to continue its operations. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.

Dependence Upon a Few Customers and Products Almost all of the Company's revenue in 2002 was earned from sales of phytosterols to a few customers and any material change in the relationship with such customers, the demand for phytosterols, or the ability of such customers to meet their contractual obligations may negatively impact the Company's business and operations.

Additional Research and Development is Required Before the Company Can Commercialize Additional Products or Market Existing Products into Other Countries To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. The Company's products require extensive levels of research and development. The Company has spent approximately $3.2 million, $2.1 million, $7.1 million, and $5.3 million on research and development efforts during the fiscal year ended December 31, 2002, five months ended December 31, 2001, and the fiscal years ended July 31, 2001 and 2000, respectively.

Since its inception, the Company has been engaged primarily in research and development. Although in the last year the Company's revenues have increased and the Company believes that its phytosterols may be incorporated into a wide variety of food, beverages and medicines, clinical studies proving the efficacy of its phytosterols in a wide variety of foods and beverages have not yet been completed, and stable and effective formulations have not yet been adequately tested or eveloped on a commercial scale. In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, whether in food, as dietary supplements or as pharmaceutical products. In 2002, the Company received approval from the Medical Safety Review Panel of the Academic Medical Center in Amsterdam to initiate the Phase II component of the clinical trial on its pharmaceutical product, FM-VP4. Accordingly, the Company may be required to conduct additional development activities on these products, and certain of the Company's proposed products will require substantial additional research and development, including extensive pre-clinical and clinical testing, before the Company will be able to obtain the approvals of the FDA, Health Canada, and similar regulatory authorities in other countries.

Development of New Products The development of new products is subject to a number of significant risks and uncertainties. Potential products that appear to be promising in various stages of development, including many of the products currently being developed by the Company, may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult or uneconomic to manufacture on a large scale, be uneconomical to market, not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties. Certain of the Company's products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production of the Company's products may require the development of new manufacturing technologies and expertise. The impact on the Company's business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Company will successfully meet any of these technological challenges, or others that may arise in the course of development.

Risks Inherent in Nutraceutical and Pharmaceutical Research Pharmaceutical and nutraceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by the Company will be affected by numerous factors beyond the Company's control, including:

  the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
  preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
  manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
  proprietary rights of third parties or competing products or technologies may preclude commercialization;
  requisite regulatory approvals for the commercial distribution of products may not be obtained; and

other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Risks Related to Clinical Trials The Company must demonstrate through preclinical studies and clinical trials that its product is safe and efficacious before the Company can obtain regulatory approval for the commercial sale of such products for certain commercial applications. The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and there can be no assurance that any clinical trials of the Company or any of the Company's collaborators will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. Failure to complete clinical trials successfully and on a timely basis could have an adverse effect on the Company's future business.

Risks Related to Strategic Relationships Part of the Company's strategy is to enter into arrangements with third parties from time to time related to the development, clinical testing, up-scaling, manufacturing, marketing and commercialization of its products. Such relationships may enable the

Company to market its products to new markets, generate additional revenue and develop and commercialize new products. Entering into strategic relationships is complicated and the interests of the Company's strategic partners may not be or remain consistent with the interests of the Company. Some of the Company's current and future strategic partners may decide to compete with the Company, refuse to fulfill or honour their contractual obligations to the Company, or change their strategic plans to reduce their commitment to, or even abandon, their relationships with the Company. To the extent the Company enters into product out-licensing arrangements for the marketing or distribution of its products with collaborative partners, any revenues the Company receives will depend upon the efforts of third parties. There can be no assurance that any third party will market the Company's products successfully or that any third-party collaboration will be on favorable terms. The Company may not be able to control the amount and timing of resources its strategic partners devote to the Company's products. The agreements may be terminated or altered by the Company's strategic partners in certain circumstances. If any marketing partner does not market a product successfully, the Company's business might be materially and adversely affected.

The Company's primary strategic partner is Chusei, its joint venture partner in Phyto-Source. The Company may not be able to control or maintain its current strategic relationship or establish new or additional relationships on favorable terms or at all. Further, the Company's strategic relationships may not prove to be successful. Should the relationship between the Company and Chusei become strained, there may be a negative effect on the Company and its manufacturing operations.

Risks Associated with the Company's Intellectual Property Rights The success of the Company is dependent not only on its ability to protect its intellectual property rights but also upon the protection of rights of third parties from which it has licensed intellectual property rights. The Company holds, directly or indirectly, rights to various patents and rights to various pending patent applications in Canada, the United States, and other jurisdictions. In addition, the Company relies upon certain other technologies, ideas, know-how, secrets or other information, which it may not be able to protect. Notwithstanding precautions the Company may take to protect its rights, third parties may copy or obtain and use the Company's proprietary and licensed technologies, ideas, know-how, secrets and other proprietary information without authorization or independently develop technologies similar or superior to the Company's proprietary and licensed technologies. The Company enters into confidentiality and restriction on use agreements with its employees, strategic partners and others; however, these agreements may not provide meaningful protection of the Company's proprietary and licensed technologies or other intellectual property in the event of unauthorized use or disclosure. Policing unauthorized use of such technologies and intellectual property is extremely difficult, and the cost of enforcing the Company's rights through litigation may be prohibitive. Further, the laws of jurisdictions other than Canada and the United States may not provide meaningful protection of the Company's and such third parties' intellectual property rights.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others The manufacture and sale of any products developed by the Company may involve the use of proprietary processes, products or information, which are owned by third parties. Although the Company has obtained licenses or rights with regard to the use of certain of such processes, products and information as best it can, there is no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There is no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

To maintain these agreements in good standing, the Company and Phyto-Source must abide by the terms of such agreements, and the loss of any of such agreements due to default could have a materially adverse impact on the Company's operations. There are no assurances that the Company or Phyto-Source will be able to renew or renegotiate the licensing agreements on acceptable terms if and when the agreements terminate.

Risks Associated with the Company's Patents The Company's success will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology in Canada, the United States and other countries. The Company cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect its technology. In addition, no assurance can be given that any patents issued to or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Company.

The patent positions of pharmaceutical and biotechnology firms, including the Company, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of the Company's current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and the Company.

Similarly, since patent applications filed before October, 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Company cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. There is no assurance that the Company's patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

Accordingly, the Company may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and the patents of other parties could require the Company to stop using or pay to use certain intellectual property, and as such, the Company's competitive position and profitability could suffer as a result.

Risks Associated with Claims of Infringement of Proprietary Rights of Others The functional food and pharmaceutical industries have experienced substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights. As a result, there is a substantial risk that the Company, or one or more of its licensors, may become subject to litigation alleging that the Company's or such licensors' products and technologies infringe on the proprietary rights of third parties. Whether or not the Company's or such licensors' products or technologies infringe on the proprietary rights of third parties, the Company or such licensors could incur significant expenses in defending allegations of infringement of proprietary rights. Further, the Company or such licensors may be required to modify their products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement. The Company or such licensors may not be able to modify their products or obtain licenses on commercially reasonable terms, in a timely manner, or at all, any of which could adversely affect the Company's business.

Third Party Payors / Government Controls The Company's revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organisations.

The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government controls. In addition, an increasing emphasis on manage d health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether such legislative or regulatory proposals will be adopted or the effects of such proposals or managed care efforts may have on the Company's business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the Company's business and financial condition and that of the Company's prospective corporate partners. Accordingly, the Company's ability to establish strategic alliances may be adversely affected. In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent the Company succeeds in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. The Company may not be able to obtain prices for its products under development that will make them commercially viable.

Risk of Technical Obsolescence The pharmaceutical and nutraceutical industries are characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's products obsolete, less competitive or less marketable. The process of developing the Company's products is extremely complex and requires significant continuing development efforts and third party commitments. The Company's failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business.

Because the pharmaceutical and nutraceutical industries are characterised by rapid technology change and obsolescence, the Company may be unable to anticipate changes in its current and potential customer requirements that could make the Company's existing technology obsolete. The Company's success will depend, in part, on its ability to continue to enhance its existing products and services, develop new technology that addresses the increasing sophistication and varied needs of the Company's current and future customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company's proprietary technology and investing in certain niche markets entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Competition The markets for products based on the Company's technology are intensely competitive and, as a result, the Company faces competition from several different sources, including nutraceutical companies, food companies, pharmaceutical companies, biotechnology companies, universities and other related institutions.

In the pharmaceutical market, the Company competes with Bayer, Merck & Co., Pfizer, Bristol-Myers Squibb Company, AstraZeneca AB and others. In the functional foods market, the Company's products will compete with the products of, among others, Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. These companies are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which the Company may compete from time to time, and which may have significantly better and larger resources than the Company. Accordingly, the Company's competitors may succeed in commercializing products more rapidly or effectively, which could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Company's competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed or sold by the Company. Competitive products may render the Company's products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

Risk of Market Acceptance There can be no assurance that any of the Company's products in development or products recently launched will achieve market acceptance. Further, there can be no assurance that products launched by Twinlab, Pharmavite or other licensees containing ReducolT M or any of the Company's phytosterols will achieve sustained market acceptance.

The degree of market acceptance for the Company's products will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer's expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payors, and in the case of the Company's nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, physicians, patients, payors or the medical community in general will accept and utilize any existing or new products that may be developed by the Company.

Need for Growth The Company intends to launch a series of products over the next few years. There is no assurance that the Company's employees, systems, procedures, controls, and existing space, or the manufacturing facilities of Phyto-Source will be adequate to support expansion of the Company's operations. The Company's future operating results will depend on the ability of its officers, key employees and manufacturing partners to manage changing business conditions and to implement and improve technical, administrative, financial control, reporting systems and operational excellence in order to achieve established business objectives. An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require the Company to enter into new or modified arrangements with Phyto-Source to expand and further upgrade their facilities and technology related to manufacturing, all or part of the cost of which may be required to be borne by the Company. In the event that the Company cannot enter into such new or modified arrangements, the Company may be required to seek additional contract manufacturers, which may or may not be available, or if available, which may or may not be willing to contract with the Company on terms acceptable to the Company or at all. The Company may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade its facilities and supporting systems and infrastructure to accommodate such increases. Difficulties in managing any future growth could have a significant negative impact on the Company's business because the Company may incur unexpected expenses and be unable to meet customers' requirements.

Future Revenues and Profitability are Uncertain The Company's financial results may fluctuate, and its future revenue and profitability are uncertain.

The Company's ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of its products. Because the Company is and will be in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period. In addition, product development programs will require substantial additional investment, including the cost of pre-clinical and clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions. Phyto-Source will continue to require capital investment in order to expand operations, which the Company will be expected or required to fund, either wholly or in part. The success of the Company's joint venture, Phyto-Source LP, will rely significantly on the ability of both the Company and Chusei to respond to changing customer demands. There can be no assurance that, or if so when, the Company will successfully develop, receive regulatory approvals for, or manufacture or market, any new products for its own marketing purposes, or for third parties such as Phyto-Source. The research, development, production and marketing of new products will require the application of considerable technical and financial resources by the Company and its collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years. The Company may not be able to achieve or sustain profitability.

Dependence upon Key Personnel The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will also depend, in large part, upon its ability to attract and retain highly qualified scientific and management personnel. Competition for such personnel is intense. If the Company loses the services of key personnel, it may be unable to replace them, and its business could be negatively affected.

Government Regulation Generally Some products manufactured by the Company will have to comply with the FDA's current Good Manufacturing Practices ("cGMP") and other FDA, Health Canada and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of the Company's customers may require the manufacturing facilities contracted by the Company to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Company fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. The Company may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Company or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

The Company is subject to regulation by governments in many jurisdictions and, if the Company does not comply with food, healthcare, drug, manufacturing and environmental regulations, among others, the Company's existing and future operations may be curtailed, and the Company could be subject to liability.

In addition to the regulatory approval process, the Company may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the food ingredient, dietary supplement and pharmaceutical industries.

The Company cannot predict the time required for regulatory approval, or the extent of clinical testing and documentation that may be required by regulatory authorities. The Company may not be able to obtain the approval of regulatory authorities in any country to market its products, or if obtained, that the approval will be given in a timely manner or that such approval will not later be revoked. Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Europe, Canada or other countries would significantly delay or prevent the development of the Company's markets and products and would therefore adversely and severely affect its business.

Government Regulation of Functional Foods The regulatory process for the approval of functional foods in a number of countries is currently in a state of uncertainty, which may negatively impact the marketing of the Company's phytosterol products. For example, prior to June, 2001, Australia had no regulations governing functional foods. However, in June of 2001, the Australia New Zealand Food Authority (ANZFA) regulations governing novel foods, including foods containing plant sterols, came into force with the result that previously unregulated novel foods, including products enriched with Reducol(tm), were voluntarily withdrawn from the market pending regulatory approval.

Health Canada has classified all phytosterol products, which would include sterol esters, stanol esters and free sterols, as drugs. As such, the Company is prohibited from marketing its phytosterols in Canada until regulatory approval from Canada Health is obtained. Additionally, the division which oversees food products has currently taken the position that no nutrients naturally present in foods can be enhanced in concentration to form functional foods.

In the United States, the Company's phytosterols are currently permitted to be included in food or as dietary supplements and the FDA has issued a letter to the Company allowing it to use a heart-health claim for its phytosterols pending a final ruling. There can be no assurance that the current regulations will not be modified or that such modifications will not have an adverse effect on the ability of the Company to continue to distribute or advertise such products in the United States, or that the final ruling will continue to allow the Company to use the heart-health claim for its phytosterols.

In the EU, the Novel Foods Act requires manufacturers of functional foods, including the Company, to submit their products for EU review and approval. There can be no assurance that the Company will receive approval to market any of its products in the EU in a timely manner, if at all.

Government Regulation of Pharmaceuticals The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Company's products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and Health Canada in Canada may deny approval of a NDA or NDS if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and Health Canada may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to its own pharmaceuticals, the Company expects to supply many active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in its customers' drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA, Health Canada and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. The Company cannot predict how long the necessary regulatory approvals will take or whether the Company's customers will ever obtain such approval for their products. To the extent that the Company's customers do not obtain the necessary regulatory approvals for marketing new products, the Company's product sales could be adversely affected.

Health Canada, the FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause the Company to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States, although somewhat less rigorous. The Company could face similar risks in these other jurisdictions, as the risks described above.

Restrictions on Product Labeling and Advertising The FDA, which regulates product labeling, has issued a letter allowing the Company to use the heart-health claim for its phytosterol products, however, has not made a final ruling with respect to same. There can be no assurance that the FDA will make a final ruling allowing the Company to use the heart-health claim or that the FDA will not revoke the permission granted to the Company to make the claim. Regulatory agencies in Europe and other countries may regulate claims made regarding functional foods and their efficacy. Similarly, the United States Federal Trade Commission and its counterparts in other countries may place restrictions on the Company's ability to make claims regarding the efficacy of its products in advertising. Restrictions on product claims may impede the Company's efforts to gain general market acceptance for its products at a premium price, which would adversely affect the Company's business. Currently, the pricing of functional foods generally exceeds the pricing of similar conventional foods, and clinical claims are necessary to maintain the competitive position of functional foods.

Product Liability, Negative Publicity and Insurance The sale of the Company's phytosterol products, the use of any of the Company's unapproved products under development, the use of the Company's products in clinical trials, including FM-VP4 and, if regulatory approval is received, the sale of such products, may expose the Company to liability claims which could adversely affect the Company. Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling or consuming such products. The Company currently has general liability and office contents insurance. This insurance may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss. The Company may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect the Company's ability to maintain existing policies or to obtain new insurance on existing or future products. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of the Company's products. As a result, any product liability claim or recall could seriously adversely affect the Company's business.

Risks Relating to Supply and Sale of Raw Materials The Company relies for the production and development of its sterol-based products and technology on the availability of raw materials, such as "pitch" from the forest industry, at commercially reasonable prices. The Company may not be able to obtain adequate supplies of raw materials, plant sterols or other ingredients in a timely fashion or at acceptable quality, quantity, timing or prices to satisfy its complete long-term requirements. The Company's inability to obtain raw materials or plant sterols at acceptable qualities, quantities, timing or prices would adversely affect its business. In addition, the Company relies on the ability to resell its remaining pitch after extraction of phytosterols at commercially reasonable prices.

Manufacturing Risks The Company relies substantially for its success on its ability to either manufacture or secure third party manufacture of its products. In the case of phytosterols, the Company relies for commercial manufacturing on Phyto-Source, a joint venture in which the Company has a 50% interest. The Phyto-Source manufacturing facility is operated by Chusei, the Company's joint venture partner.

The Company may not be able to successfully identify, acquire or develop any additional manufacturing facilities and the costs of any facility that is identified, acquired or developed may greatly exceed the Company's expectations. Further, the Company has only limited manufacturing experience.

As a result of its limited manufacturing capacity and experience, the Company has relied and will continue to rely heavily on contract manufacturers for the production of product required for its clinical studies, product formulation work, up-scaling experiments, and commercial production. The Company may not be able to obtain contract manufacturers to produce a sufficient quantity or quality of its products to conduct its clinical studies, product formulation work, up-scaling experiments and commercial production.

Even if the Company is successful in securing manufacture of sufficient products for its clinical trials, product formulation work, up-scaling experiments and commercial production, the Company expects to rely on the efforts of contract manufacturers, including Phyto-Source and third-party manufacturers to produce its products. Contract manufacturers may not be available or, if obtained, may not be reliable in meeting the Company's requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. Further, the Company may not be successful in developing its own manufacturing facilities capable of producing sufficient commercial quantities or qualities of its products. As a result, the Company and its commercial partners may not be able to manufacture products in commercial quantities or qualities that would enable the Company to meet its business objectives. Any such failure would adversely affect the Company's business.

Factors beyond the control of the Company could cause interruption in operations at the Phyto-Source manufacturing facilities, which could adversely affect the Company's reputation in the marketplace and its business. These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within the control of the Company, its joint venture partner or its contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions. Any significant interruptions in operations could damage the Company's reputation in the marketplace and have a negative impact on the Company's business.

Risk of Side Effects Currently, there are no regulations in the United States, or in many other countries in which the Company currently intends to market the Company's phytosterol products, used as functional foods and dietary supplements, which limit the total amount of such products a person may consume in any particular period. In addition, the amounts of phytosterols which have been studied in clinical trials to date has been limited. As a consequence, there is a risk that an individual could consume, through functional foods and dietary supplements, large quantities of phytosterols, and as a result, experience side effects yet to be determined. The Company could face future liability for unknown side effects and any such liability could exceed the resources of the Company.

Political and Economic Risks The Company relies in part on third parties located in the US and other foreign countries for the development and manufacture of its products. The current political and economic climate in these countries may be considered less predictable than in Canada and the United States. Changes in government, economic and political policies may adversely affect the Company's business and operating results.

Environmental Risks Research, development and commercial processes involve use of materials which may result in by-products that may be hazardous. The Company, its strategic partners, distributors, manufacturers, sales agents and others involved in handling materials are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. There is a risk of accidental contamination or injury from these materials which cannot be eliminated. The Company could be liable for any resulting damages and any such liability could exceed the resources of the Company. The Company may also be required to obtain permits to transport and dispose of hazardous waste under applicable environmental laws. The Company may not be able to obtain such permits, which would adversely affect its ability to efficiently manufacture or transport its products. The Company, its strategic partners, distributors, sales agents, manufacturers and others involved in handling materials may be required to incur significant costs to comply with environmental laws and regulations in the future or to remediate environmental violations. The Company may be adversely affected by current or future environmental laws or regulations. Any failure by the Company or Phyto-Source to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following: (i) cessation of portions or all of the operations of the Company or Phyto-Source; (ii) imposition of fines; (iii) restrictions on the ability of the Company or Phyto-Source to carry on or expand operations; (iv) significant expenditures by the Company or Phyto-Source in order to comply with environmental laws and regulations; or (v) liabilities in excess of the resources of the Company or Phyto-Source. Any of these sanctions could have a material adverse effect on the business of the Company. In addition, there is no assurance that the Company will be able to dispose of its waste products in a cost effective or timely manner, or at all.

Volatility of Stock Price / Liquidity of Shares The market prices for the securities of pharmaceutical and biotechnology companies, including the Company's, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of competing technological innovations or new therapeutic products by the Company's competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others and general market conditions, delay in achieving or failure to achieve previously announced milestones or Company goals, can have an adverse effect on the market price of the shares of the Company. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price. Sales of substantial amounts of the Company's shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of the Company's shares and make it more difficult in the future for the Company to raise funds through equity offerings. As a result of the volatility of the Company's stock price, there is no assurance that the Company will continue to meet the minimum listing requirements on the Nasdaq SmallCap Market, The Toronto Stock Exchange, or any other securities market on which the shares of the Company may be listed from time to time. De-listing of the Company or its shares from any securities exchange could have a negative effect on the liquidity of the Company's shares and/or the ability of a shareholder to trade in shares of the Company.

The Company's common share price has been, and is likely to continue to be, volatile.

Stock Exchange Minimum Listing Requirements The Company's Common Shares are currently listed on the Toronto Stock Exchange and, effective July 26, 2002, the Nasdaq SmallCap Market. The Company does not currently meet Nasdaq's minimum US$1.00 bid price requirement for continued inclusion on the Nasdaq SmallCap market and has until July 14, 2003 to regain compliance with this requirement. There is no assurance that the Company will continue to meet the minimum listing requirements of either the Nasdaq SmallCap Market or the Toronto Stock Exchange. If the Company does not continue to meet the minimum requirements of the relevant exchange, the Company's shares may be de-listed from such exchange. De-listing of the Company or its shares from any securities exchange could have a negative effect on the liquidity of the Company's shares and/or the ability of a shareholder to trade in shares of the Company.

No Dividends The Company has not paid any cash dividends on its Common Shares and does not anticipate paying any dividends in the foreseeable future. The Company plans to retain any earnings for use in the operation of the Company's business and to fund future growth.

Anti-Takeover Provisions On February 9, 1998, the Company's board of directors (the "Board of Directors") adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of the shareholders of the Company. The Rights Plan is designed to give the Board of Directors of the Company time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer for the Company. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of the Company without first negotiating with the Company's Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for Common Shares. An amended and restated Rights Plan is being put to the shareholders for approval at the Company's next Annual General Meeting set for May 29, 2003, however, there can be no assurance that such approval will be obtained.

Foreign Currency and Exchange The Company's functional currently is the Canadian dollar. The Company operates and intends to continue operating in several foreign markets. As such, cash flows from such foreign operations will be subject to fluctuations in the foreign exchange rate of the applicable currency.

Conflicts Certain of the Directors and Officers of the Company also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with the Company or which may provide professional services to the Company. Consequently there exists the possibility for such Directors and Officers to be in a position of conflict. See Item 7 - "Directors and Officers" - "Conflicts of Interest" above.

Risks Related to Material Contractual Obligations The Company has obligations under a number of contracts, and the failure of the Company to meet its obligations under any of its material contracts may have a material adverse effect on the Company's operations and financial condition. In particular, but without limitation, the failure of the Company to meet its obligations under the Amended and Restated Formation and Contribution Agreement between the Company, Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001 or any of the contracts related thereto, under the Convertible Debenture dated December 31, 2000 made by the Company in favour of Canadian Forest Products Ltd., the Assignment Agreement with Novartis, under the agreements entered into respecting the clinical trial of FM-VP4 currently being conducted in Amsterdam, could have a material adverse impact on the Company's operations and financial condition. At present, the Company does not have sufficient funds to meet its long-term obligations under such contracts and even if the Company is able to raise further funds, which itself cannot be assured, such amounts may be insufficient for these purposes.

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GLOSSARY OF TERMS
AMC	Academic Medical Center, University of Amsterdam
androstenedione (AD) and	Essential raw materials used in the manufacture of a number of steroid -
androstadienedione (ADD)	based pharmaceutical products which are used to treat medical conditions such as arthritis, asthma, skin disorders and in the production of steroid-
based hormones and oral contraceptives.

Assignment Agreement	The Amended and Restated Assignment and Assumption Agreement
between the Company and Novartis dated as of the 1st day of October,
2001. See Item 3 - "Acquisition of Rights to Reducol(tm)".

atherosclerosis	A hardening of the arteries in which cholesterol, other fats and various blood components build up in the walls of the arteries. As atherosclerosis progresses, the arteries to the heart may narrow so that oxygen-rich blood and nutrients have difficulty reaching the heart. This condition leads to angina and heart attack (see coronary heart disease).

atherosclerotic lesions	Areas in the arteries damaged by deposits of cells, fat and collagen in the arterial wall.

cardiovascular disease	A disease of the heart or arteries supplying the heart or other organs.

cGMP	Current Good Manufacturing Practices - manufacturing practices for drugs and/or foods as set out in the regulations of the United States, Canada and other countries.

cholesterol	A soft, waxy substance essential for normal body functions, including the production of steroid -based hormones and bile acids. Cholesterol can be made by the body in sufficient quantities and is present in all tissues, including the nervous system, muscle, skin, liver, intestines and heart.

cholesterol-lowering agent	A therapeutic agent that is used to reduce the level of circulating cholesterol in the blood.

Chusei	Chusei (U.S.A.) Inc., a Texas corporation. The Company has entered into a joint venture with Chusei by establishing Phyto-Source LP for the construction and operation of a wood sterol manufacturing facility in
Pasadena, Texas.

coronary heart disease	A common heart ailment caused by narrowing of the coronary arteries that supply oxygen and nutrients directly to the heart muscle, almost exclusively caused by atherosclerosis (see atherosclerosis).

dyslipidemia	A metabolic lipid disorder.

FDA	Food and Drug Administration - the government agency which regulates the manufacture, use and sale of food, human diagnostics and therapeutic products in the United States.

Fermic	Fermic, S.A. de C.V., a toll manufacturing company in Mexico.

Formation Agreement	Amended and Restated Formation and Contribution Agreement between the Company, Forbes Medi-Tech (USA) Inc., Chusei and Phyto-Source
made as of January 19, 2001 and dated July 17, 2001.

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GRAS	Generally Recognized as Safe - Refers to substances that are "genera lly recognized as safe" for consumption in the US and can be added to foods by manufacturers without established their safety by rigorous experimental studies.
HDL	High density lipoproteins - HDL contains proteins which are involved in the removal of cholesterol from the tissues. High levels of HDL cholesterol are associated with a decreased risk of coronary heart disease. HDL cholesterol is known as the "good" cholesterol.

Health Canada	The government agency which regulates the manufacture, use and sale of human diagnostics and therapeutic products in Canada.

hypercholesterolemia	Excess of cholesterol in the blood.

hyperlipidemia	An excessive amount of lipids in the blood (i.e. elevated cholesterol, triglyceride or lipoprotein levels).

LDL	Low density lipoproteins - LDL carries the largest amount of cholesterol.
High levels of LDL cholesterol are associated with an increased risk of coronary heart disease. LDL is known as the "bad" cholesterol.

lipids	Dietary or blood fatty substances, including cholesterol and triglycerides that are present in cell membranes and body tissues.

lipoproteins	Protein and lipid coated "packages" that transport fat and cholesterol in the blood. Lipoproteins are classified according to their density. Major lipoproteins include HDL and LDL.

metabolism	The chemical processes involved in the absorption, molecular transformation, utilization and elimination of dietary constituents.

MLA	The Strategic Alliance and Exclusive Master License Agreement between the Company and Novartis dated April 16, 1999.

NDA/NDS	New Drug Application/New Drug Submission: The documentation
submitted to the FDA, Health Canada or other local regulatory authorities to obtain approval to market a new drug.

Novartis	Novartis Consumer Health, SA, a subsidiary of Novartis AG.

nutraceutical	Nutraceuticals can be generally described as ingredients extracted from natural sources which are incorporated into food or into capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease.

peripheral vascular disease	Narrowing of the arteries supplying the heart, brain or legs usually caused by atherosclerosis leading to impairment of blood supply.

Pharmavite	Pharmavite LLC of California
phase I clinical trials	Clinical trials used to assess the potential toxicity of a new drug, primarily involving healthy volunteers.

phase II clinical trials	Clinical trials used to assess the effectiveness and most effective dosage of a new drug.

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phase III clinical trials	Late stage clinical trials used to assess a drug for efficacy and safety at several independent sites in a large number of patients.

Phyto-S-Sterols	Previously referred to as "Forbes Wood Sterols", a product line of cholesterol-lowering phytosterols derived from by-products of the pulping industry, the sterol/stanol and other ingredient combination of which may be varied to suit customer's needs.

Phyto-Source, or Phyto-Source LP, or	Phyto-Source LP, a Texas limited partnership, which has been established
Phyto-Source joint venture	as a joint venture between the Company and Chusei for the construction and operation of a wood sterol manufacturing facility in Pasadena, Texas.

phytosterols	A class of natural products bearing a common tetracyclic carbon structure.
Found in plants, where they serve functions as constituents of cell membranes (e.g. sitosterol, sitostanol, campesterol, campestanol and stigmasterol).

Phytrol(tm)	One of the Company's nutraceutical ingredients. See Item 3 - "Reducol(tm)
and Phytosterols".

Reducol(tm)	The consumer brand name given to Phytrol(tm) by Novartis. See Item 3 -
"Acquisition of Rights to Reducol(tm)" .

sterols	An abbreviated name for "phytosterols".

steroids	Steroids are a class of compounds which bear a common tetracyclic carbon structure and occur in small amounts in humans and other living systems where they perform important hormonal functions. These natural products, or synthetic variants thereof, also serve as important pharmaceutical drugs in the treatment of various human diseases.

tall oil	A substance formed by the acidification of tall oil soap, generally with sulphuric acid. It serves as a source of resins, fatty acids and fatty alcohols, as well as terpenes, used in the commercial manufacture of soaps, lubricants and paper sizings.

tall oil pitch	Pitch is the viscous, black tarry residue remaining after the volatile components of crude tall oil have been removed by distillation. It contains the non-volatile phytosterols and other higher molecular weight components that do not distill due to their very high boiling point. Pitch has been used as a fuel source and in asphalt applications.

tall oil soap	The upper layer formed in the vat during the caustic soda treatment of wood chips in the pulping process. This layer contains the water insoluble natural substances present in the wood. These substances are a mixture of phytosterols, fatty acids and fatty alcohols and terpenes.

therapeutic	For treating a disease.

toxicity	The quality of being poisonous.

toxicology	The study of toxicity.

triglycerides	A dietary fat transported in blood as fatty acid esters of the alcohol glycerol. Triglycerides are carried through the blood stream to the tissues where released fatty acids serve as a source of energy. Dietary fat is the

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primary source of triglycerides.

Twinlab	Twin Lab Corporation of New York
UBC	University of British Columbia, located in Vancouver, British Columbia,
Canada.

up-scaling	Taking a small scale laboratory-scale biological or chemical process and increasing its physical scale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO